As filed with the Securities and Exchange Commission on October 29, 2004

Registration No. 333-117580

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CABG Medical, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	3841	41-1958628
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

14505 — 21st Avenue North, Suite 212

Minneapolis, MN 55447
(763) 258-8005
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Manny Villafaña

Chairman and Chief Executive Officer
CABG Medical, Inc.
14505 — 21st Avenue North, Suite 212
Minneapolis, MN 55447
(763) 258-8005
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert K. Ranum, Esq. Fredrikson & Byron, P.A. 4000 Pillsbury Center 200 South Sixth Street Minneapolis, MN 55402 (612) 492-7000 (612) 492-7077 (fax)	Girard P. Miller, Esq. Lindquist & Vennum P.L.L.P. 4200 IDS Center 80 South Eighth Street Minneapolis, MN 55402-2274 (612) 371-3211 (612) 371-3207 (fax)

     Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum Aggregate
Title of Each Class of Securities to be Registered	Offering Price(1)	Amount of Registration Fee(2)

Common stock, no par value per share	$37,950,000	$4,808.27

(1)	Estimated solely for purposes of determining the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Previously paid in connection with the original filing of the registration statement.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 29, 2004

PROSPECTUS

5,500,000 Shares

Common Stock

          This is the initial public offering of 5,500,000 shares of common stock of CABG Medical, Inc.

          We expect the public offering price to be between $5.00 and $6.00 per share. Currently, no public market exists for the shares. After pricing the offering, we expect the common stock will be quoted on the Nasdaq National Market under the symbol “CABG.”

          Investing in our common stock is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 7.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to CABG Medical, Inc.	$	$

          The underwriters may also purchase up to an additional 825,000 shares from us at the public offering price, less the underwriting discount, within 45 days from the date of this prospectus to cover over-allotments.

          The underwriters expect to deliver the shares on or about                     , 2004.

Stifel, Nicolaus & Company Incorporated	Feltl and Company

The date of this prospectus is                     , 2004.

The Holly Graft System

Notes to table:

(1)	Amounts obtained from AHA “Heart Disease and Stroke Statistics — 2004 Update.”

(2)	Amount we derived from the total number of patients undergoing bypass procedures in the United States, according to AHA “Heart Disease and Stroke Statistics — 2004 Update,” multiplied by three, the estimated average number of grafts per bypass patient, according to a recent study published in the Journal of the American Medical Association.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

      For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

      This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock.

Our Business

      We are a developmental stage medical technology company seeking to improve the treatment of coronary heart disease, or CHD, by advancing conventional bypass surgery. We have designed our first product, the Holly Graft System, by leveraging our understanding of flow dynamics, material sciences and drug combinations to create an artificial coronary graft system. The Holly Graft System has not yet received regulatory approval for sale anywhere in the world and will not be commercially available for several years, if ever. We have eight full-time employees and are led by a team of experienced medical technology industry executives and recognized experts in cardiac surgery and cardiovascular research. We intend to add employees following this offering. Manny Villafaña, our Chairman and Chief Executive Officer, has previously introduced innovative cardiac surgery products such as pacemakers and heart valves throughout the world and founded companies such as Cardiac Pacemakers, Inc. (now Guidant Corporation), St. Jude Medical, Inc. and ATS Medical, Inc.

      Today’s coronary bypass procedure typically requires two surgeries: one to harvest either or both of the principal superficial veins in the leg, or saphenous veins, or radial arteries from the arms, and a second to implant the harvested vessels as grafts. The harvesting of vessels increases the risk of infection, pain, swelling caused by a buildup of watery fluid in the cellular tissue, or edema, and other adverse complications, while adding time, cost and complexity to the bypass procedure. Unsightly scarring of legs or arms remains a lifelong legacy of vessel harvesting.

      According to the study: “Endoscopic Versus Open Saphenous Vein Harvest: A Comparison of Postoperative Wound Complications” published in 2002 by the Annals of Thoracic Surgery, approximately one in every five patients experiences some type of complication as a result of a traditional saphenous vein harvesting. Patients who are obese, diabetic or both are particularly at risk for such complications. While surgical techniques such as endoscopic vein harvesting can reduce the number of complications to one in fifteen, these techniques do not eliminate the need for harvesting vessels, nor do they eliminate resulting complications. A significant portion of patients suffering such complications require rehospitalization, the costs of which typically must be absorbed by the hospitals and payors. In addition, the saphenous vein harvesting approach assumes the availability of suitable vessels from the patient, which is often not the case, particularly in the elderly or in patients suffering from diabetes, obesity or other forms of cardiovascular disease.

      Our technology is intended to obviate the need for vessel harvesting surgery. The American Heart Association, or AHA, reports that in the United States alone during 2001, over 300,000 patients had bypass surgery largely requiring saphenous vein grafts, or SVGs. We estimate the market for the rest of the world to be roughly equal in size to that of the United States. Over the last several years, the total number of patients undergoing bypass surgery has decreased as a result of new, less invasive therapies such as pharmacotherapy, angioplasty and stenting. Any future decline in the total number of patients undergoing bypass surgery could decrease our potential market both prior to and after commercialization.

Our Solution

      Numerous efforts to develop an artificial coronary graft using materials that mimic the natural structure of the coronary artery have been attempted, including porcine conduit, tissue engineered grafts and grafts made from synthetic materials. Thus far, none have been approved by the United States Food and Drug Administration, or FDA. We believe previous artificial grafts were primarily focused on ascertaining the appropriate tissue or materials on which to base the graft, rather than the mechanics of blood flow and the corresponding influence on graft patency (openness). We have reviewed the previous artificial graft work and believe continuous high blood flow and pressure, coupled with drug combinations, are the critical elements necessary to adequately limit or obviate clotting and tissue formation in an artificial graft system, each of which can adversely impact vessel patency.

      We expect that our Holly Graft System will provide cardiac surgeons with a new technology that will be differentiated and innovative in the worldwide market for coronary artery bypass grafting, or CABG, procedures. Based on the animal tests we have performed to date, we believe the Holly Graft System should be at least as effective as the traditional SVG procedure in restoring blood circulation in coronary arteries without the negative side effects of saphenous vein harvesting. In terms of maintaining graft patency, our system delivers critical continuous high blood flow from the aorta to the target vessel, thereby diminishing the greater susceptibility of clotting and tissue formation associated with low flow situations. Typically, harvested vessels are low flow due to the termination of flow at the target vessel.

      The Holly Graft System is able to maintain continuous high flow and pressure because of the following characteristics:

•	Larger Diameter: Our graft consists of a 6 mm diameter conduit compared to the typical 2-3 mm harvested conduit. The increase in size allows for increased flow.

•	Healthier Conduits: The Holly Graft System provides surgeons with a plaque free, consistent and reliable source of conduit for grafts, which are free from disease. Patients suffering from CHD commonly have a build up of fatty deposits inside the arterial walls, or atherosclerosis, or other conditions causing marginal quality vessels (particularly those individuals with obese and diabetic conditions) that immediately threaten the patency of harvested SVGs and other vessels.

•	Flow Limiter: The Holly Graft System utilizes a flow limiter which maintains pressure within the graft and creates pressure to feed the target coronary artery through the system’s vessel connectors.

•	Drug Combinations: The vessel connectors used in the Holly Graft System are coated with the same drug combination that is used on certain prominent drug-eluting stents. In our animal trials, these drug combinations prevented the buildup of tissue proximate to the grafting site, which can result in post-operative obstructions or closures of vessels, or occlusions, in the same manner in which the combination prevents the recurrence of a blockage, or restenosis, in stenting procedures. Accordingly, we believe that these drug combinations will limit the risk of an interruption of the Holly Graft System. Obtaining a license to such a drug combination is critical to the commercialization of the Holly Graft System.

      We have obtained two United States patents, applied for four additional United States patents on various aspects of the Holly Graft System, and are seeking licenses for other aspects, and have filed foreign applications in the European Union, Japan, China, Australia, Brazil, Canada, Argentina and Hong Kong. See the next heading, “Our Regulatory and Commercialization Plan” below and “Risk Factors — Risks Relating to Intellectual Property.”

      In addition to the technical characteristics of the Holly Graft System, which we believe will make them at least as effective as SVGs, we believe that our system may progress through the regulatory process and obtain meaningful commercial acceptability due to the following:

•	Approved Materials: Materials used in the Holly Graft System and the drug combination we currently utilize have been approved by the FDA for other applications, potentially easing the safety testing the FDA deems necessary in the approval process. For instance, our expanded polytetrafluoroethylene, or ePTFE, graft material is commonly used as a peripheral vascular graft conduit and the titanium used in our vessel connector is approved by the FDA as an implantable alloy. Certain components of our drug combination are currently used in the coating on a stent marketed by Boston Scientific Corporation. Drug coated stents have been rapidly adopted by the medical community. Obtaining a license to such a drug combination is critical to the commercialization of the Holly Graft System.

•	Physician Preference: Assuming our clinical studies prove that the Holly Graft System is as effective as SVGs, we believe many cardiac surgeons will readily accept and utilize the Holly Graft System in order to reduce operating time and avoid the patient discomfort, scarring and frequent complications associated with the surgery to remove the saphenous vein. Although endoscopic harvesting procedures can reduce the complication rate associated with saphenous vein harvesting, the training required to learn the technique is significant and proficiency is generally not obtained until a physician performs the procedure on numerous patients. To the best of our knowledge, no statistics on the usage of endoscopic procedures are available, but due to the above-mentioned factors, we believe that the preponderance of saphenous vein harvesting is performed by the traditional “open procedure” and that the majority of endoscopic procedures are performed at large heart centers that perform a significant number of bypass procedures each year. We believe that physicians should find it easier to become proficient using the Holly Graft System than endoscopic techniques and may choose to utilize the Holly Graft System even if proficient at the endoscopic procedures because the endoscopic procedures still (i) require a second surgery; (ii) result in scarring; and (iii) only reduce the incidence of, but do not eliminate complications associated with saphenous vein harvesting.

•	Ease of Use: We believe that the procedure involving the Holly Graft System is relatively easy to complete as compared to the SVG procedure. In addition, we anticipate that physician training for surgery employing our system will be relatively simple. The Holly Graft System is equally straight forward to use in both on-pump and beating-heart surgery (where no heart-lung machine is employed).

•	Physician and Hospital Economics: Bypass procedures involving SVGs consist of a delicate surgery requiring 12-20 minutes per connection of a harvested graft to an affected artery in the heart, or anastomosis. While no human procedures have been performed to date, a bypass procedure utilizing the Holly Graft System is expected to require 2-3 minutes per vessel connecter. As a result, we believe that physicians and hospitals utilizing the Holly Graft System could perform additional bypass procedures.

•	Patient Preference: If our human clinical studies demonstrate graft effectiveness at least comparable to SVGs, we believe patients may request that their doctors use the Holly Graft System rather than harvest vessels from other parts of their body. Aside from cosmetic considerations, patients generally report that the pain and discomfort from the graft site can be considerably worse than that of the primary surgery.

      Despite these advantages, cardiac surgeons may not accept the Holly Graft System as easily or quickly as we anticipate. Many surgeons may be reluctant to change from the proven and accepted SVG procedure to the Holly Graft System without extensive testing and empirical evidence that the Holly Graft System performs as well or better than the SVG.

Our Regulatory and Commercialization Plan

      We expect the first human implant of the Holly Graft System to take place in Brisbane, Australia in the fourth quarter of 2004. This first human implant will not provide sufficient data to conclude that the Holly Graft System will function as intended in human patients. Rather, we will be able to accurately evaluate the performance of the Holly Graft System in humans only after extensive testing in large numbers of patients over a period of years. See “Our Business — Clinical Status.” We also intend to initiate human clinical trials in Europe in 2005. Based on the results of our preclinical animal testing and assuming our initial human implants and clinical trials to be conducted in international venues are successful, in 2005 we plan to file an application for an Investigational Device Exemption, or IDE, with the FDA seeking to initiate human clinical trials for the Holly Graft System in the United States. The Holly Graft System is a Class III Device which will require Pre-Market Acceptance, or PMA, by the FDA. Based on our analysis of the FDA’s review of relatively similar medical devices, we anticipate the primary endpoints of our pivotal FDA clinical trial will be a six-month angiographic follow-up to assess patency and a twelve-month clinical follow-up. We anticipate that these trials will commence in 2005 and the earliest they will end is the fourth quarter of 2007. If we have completed enrollment and obtained sufficient clinical data, we anticipate filing our application for PMA in 2007. We will seek to introduce the Holly Graft System into the United States market for commercialization in 2008. Our ability to achieve these goals by the dates indicated is subject to various risks described below under the heading “Risk Factors” including our need to obtain regulatory approval in the United States and in foreign jurisdictions, and our expected need to obtain one or more licenses from Angiotech Pharmaceuticals, Inc., or Angiotech, with respect to the use of paclitaxel in polymer coatings for implantable medical devices. We are currently discussing such licenses, while contemporaneously investigating alternative coatings and processes that we believe will be effective alternatives to Angiotech’s technologies should we be unable to obtain any necessary licenses from Angiotech. We may also choose to employ alternative coatings and processes should they prove to be superior to Angiotech’s technologies. We may not be able to successfully negotiate such license agreements with Angiotech until we receive regulatory approval to commercialize the Holly Graft System, if ever. As detailed above, we do not expect to obtain FDA approval until 2008. Our success depends on the development and commercialization of the Holly Graft System.

      As is typical in the medical technology industry, we plan to seek regulatory approvals to market the Holly Graft System in certain international markets before seeking FDA approval in the United States. We will likely market our product in international markets with a network of experienced cardiovascular surgery representatives. In the United States, we anticipate that the Holly Graft System will be marketed using a combination of a direct sales force and independent representatives. We are collaborating with qualified partners in such areas as drugs, polymers, coating technologies, the manufacture of graft material and the production of alloy components.

Development Stage Company

      We have a limited operating history, have not yet commercialized any products and therefore have not yet generated any product revenues. To date, we have focused on the development of the Holly Graft System. We have not been profitable in any quarter since inception and we do not know whether or when we will be able to generate revenues or become profitable. For the year ended December 31, 2003 and the nine months ended October 2, 2004, our net loss was approximately $1,542,000 and $2,211,000, respectively, and we had an accumulated deficit of $5,330,000 at October 2, 2004.

Company Information

      We were incorporated under the laws of Minnesota in December 1999. Our executive offices are located at 14505 21st Avenue North, Suite 212, Minneapolis, Minnesota 55447. Our telephone number is (763) 258-8005. Our web site is www.cabgmedical.com. The information contained on our website is not a part of this prospectus. We have included our website address in this document as an inactive textual reference only.

      In this prospectus, unless otherwise stated or the context otherwise requires, reference to “CABG Medical,” “we,” “us,” “our” and similar references refer to CABG Medical, Inc.

Assumptions Used In This Prospectus

      Our fiscal year ends on December 31 of each year. Fiscal 1999 consisted of three weeks from and after our inception on December 3, 1999. Our fiscal quarters are based on thirteen-week periods that end on a Saturday.

      Unless we indicate otherwise, all of the information in this prospectus assumes that the underwriters do not exercise their option to purchase up to 825,000 additional shares of our common stock within 45 days from the date of this prospectus to cover over-allotments.

      We have United States federal trademark applications pending for the following marks: “Holly GraftTM” and “CABG MedicalTM”. We have also filed trademark applications on the “Holly Graft” and “CABG Medical” trademarks in Canada and the European Community. We also have registered the Internet domain name: www.cabgmedical.com through a service agreement with the domain registrar Network Solutions. The information contained in our website is not part of this prospectus. We have included our website address in this document as an inactive textual reference only. This prospectus also refers to trademarks owned by companies other than CABG Medical, Inc.

THE OFFERING

Common stock offered by us	5,500,000 shares

Common stock outstanding after the offering(1)	15,822,975 shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $26.7 million at an assumed initial public offering price of $5.50 per share, which is the mid-point of our filing range, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We intend to use these net proceeds to fund our research and development activities, including clinical studies, for pre-commercialization education and awareness programs, to build our sales and marketing capabilities and for general corporate purposes, including working capital needs, facilities expansion and potential acquisitions. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	CABG

(1)	The number of shares of our common stock to be outstanding after this offering is based on 10,322,975 shares outstanding as of October 29, 2004, and excludes:

•	1,297,500 shares of common stock issuable as of the date of this prospectus upon the exercise of outstanding stock options under our 2000 Long-Term Incentive Plan at a weighted average exercise price of $1.45 per share;

•	150,000 shares of restricted common stock to be issued immediately following this offering to the following individuals who have agreed to become directors of the company immediately following this offering which will be issued under our 2000 Long-Term Incentive Plan: A. Jay Graf, Robert E. Munzenrider, and Arch C. Smith. See the full discussion regarding our Board of Directors in the “Management” section of this document;

•	After the issuance of the 150,000 shares of restricted common stock described above; and an additional 4,056,000 shares of common stock that are reserved for future issuance under our 2000 Long-Term Incentive Plan at the market value of our common stock at the date of grant.

•	550,000 shares of common stock issuable upon exercise of warrants to be issued to the underwriters in connection with this offering that will remain outstanding after this offering at an exercise price equal to 125% of the initial public offering price.

      Unless otherwise noted, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

SUMMARY FINANCIAL INFORMATION

      The following tables summarize our financial information. You should read this information together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

      The net loss per share information is computed using the weighted average number of common shares outstanding.

	Period from				Nine Months Ended
	December 3, 1999
	(Date of Inception)	Year Ended December 31,
	to December 31,				September 27,	October 2,
	2003	2001	2002	2003	2003	2004

					(Unaudited)

	(In thousands, except share and per share data)
Statements of Operations Data:
Revenue	$—	$—	$—	$—	$—	$—
Expenses:
Research and development	2,507	659	559	1,153	732	1,640
Marketing, general and administrative	732	118	151	405	237	596

Total costs and expenses	3,239	777	710	1,558	969	2,236
Interest income	120	59	22	16	10	25

Net loss	$(3,119)	$(718)	$(688)	$(1,542)	$(959)	$(2,211)

Basic and diluted net loss per share		$(0.09)	$(0.08)	$(0.17)	$(0.10)	$(0.23)

Weighted average shares outstanding — basic and diluted		8,152,521	8,490,000	8,967,308	9,282,654	9,810,264

	October 2, 2004

		As
	Actual	Adjusted(1)(2)(3)

	(Unaudited)

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,426	$28,103
Working capital	2,203	28,880
Total assets	3,504	30,181
Total liabilities	735	735
Total stockholders’ equity	2,769	29,446

(1)	As adjusted amounts give effect to the issuance and sale of shares of our common stock at an assumed initial public offering price of $5.50 per share, the mid-point of our filing range, and the receipt and application of the estimated net proceeds of approximately $26.7 million from this offering, after deducting the underwriting discount and estimated offering expenses payable by us. See “Use of Proceeds” and “Capitalization.”

(2)	Includes the impact of 50,000 options that vest upon consummation of the offering. Such options will have no effect on total stockholders’ equity but, assuming the market value of the common stock is equal to $5.50 per share (the mid-point of our filing range), upon vesting of these options common stock would increase by $24,000, deferred compensation would decrease by $118,000 and we would be required to record a total expense of $142,000.

(3)	Includes the impact of 100,000 options that vest on the completion of the first implantation of the Holly Graft System in the United States. Assuming the market value of the common stock is equal to $5.50 per share (the mid-point of our filing range), we would be required to increase deferred compensation to $285,000, which would be equal to the intrinsic value of the options.

RISK FACTORS

      This offering is highly speculative and involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospectus, including the financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occur, our business, prospects, financial condition and operating results would likely suffer, possibly materially. In that event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We are a development stage company with a limited operating history and have incurred losses since inception. If we do not generate significant revenues, we will not be able to achieve profitability.

      We have had losses and negative operating cash flows since our inception. Although we have been successful in raising funds in the past, there is no assurance that any such financing can be obtained in the future on terms acceptable to us. The accompanying financial statements do not include any adjustments to reflect the possible future effects of the recoverability and classification of assets or the amounts of liabilities that may result from the outcome of this uncertainty.

      We have operated as a development stage enterprise since our inception by devoting substantially all of our effort to financial planning, raising capital and research and development for our Holly Graft System. Accordingly, our financial statements have been prepared in accordance with the accounting and reporting principles prescribed by Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises, issued by the Financial Accounting Standards Board (FASB).

      We have no current source of product revenue. We have a limited operating history and have not yet commercialized any products. To date, we have focused primarily on the development of the Holly Graft System. We began operations in December 1999, and we have not been profitable in any quarter since inception. As of October 2, 2004, we had an accumulated deficit of approximately $5.3 million. We expect to increase our spending significantly as we continue to expand our infrastructure, development programs and commercialization activities. As a result, we will need to generate significant revenues to pay these costs and achieve profitability and/or raise additional capital in a reasonable period of time. We do not know whether or when or if we will become profitable because of the significant uncertainties with respect to our ability to generate revenues from the sale of our products.

Our future is entirely dependent upon the success of our Holly Graft System which is still under development. If we are unable to commercialize the Holly Graft System, or we experience significant delays in doing so, our business will be materially harmed.

      Our time and financial resources since our inception have largely been devoted to the development of the Holly Graft System. Our ability to generate revenues will depend solely on the successful development and commercialization of the Holly Graft System. To date, we have conducted approximately 100 animal tests, of which four have been performed with the version of the Holly Graft System that we intend to implant in humans and which version has, in our view, addressed the problems of hyperplasia, clotting and vessel wall injury that are associated with substantially all preclinical coronary medical devices. The commercial success of the Holly Graft System will depend on several factors, including the following:

•	Successful completion of preclinical and clinical trials;

•	Receipt of marketing approvals from foreign health regulatory authorities and the FDA;

•	Establishing commercial manufacturing arrangements with third-party manufacturers;

•	Launching commercial sales of the Holly Graft System at prices that exceed our costs;

•	Acceptance of the Holly Graft System in the medical community and with third-party payors;

•	Protection from competition provided by acquiring and maintaining patent protection on our technology; and

•	Obtaining, on acceptable terms, licenses or other rights to key technologies incorporated in the Holly Graft System.

      In order to commercialize the Holly Graft System in the United States, we will be obligated to obtain PMA from the FDA. The process of obtaining PMA is complex, expensive and time-consuming. Under the PMA process, we must first obtain an IDE before we can begin the substantial clinical testing on humans that is required to determine the safety and efficacy of our product. We plan to apply to the FDA for an IDE during the second quarter of 2005 and expect that after we begin testing in humans in the United States an additional two years or more will be required to obtain PMA. We may not file our application for an IDE with the FDA within our anticipated time frame, and there is no assurance that we will be able to obtain an IDE from the FDA. Even if we obtain an IDE, there is no assurance that our clinical trials in humans will be successful or sufficient to obtain PMA. We anticipate that clinical trials will commence in 2005 and the earliest they will end is the fourth quarter of 2007. If we have completed enrollment and obtained sufficient clinical data, we anticipate filing our application for PMA in 2007. We will seek to introduce the Holly Graft System into the United States market for commercialization in 2008. The FDA may not accept our filings, may request additional information from us, including data from additional clinical trials, and, ultimately, may not grant PMA for the Holly Graft System. In addition, in order to commercialize the Holly Graft System outside the United States, we will have to comply with regulatory requirements in each such foreign jurisdiction. We may experience delays or other difficulties in obtaining such regulatory approvals. Such delays, difficulties or other factors may prevent us from commercializing our Holly Graft System as planned. If we are not successful in commercializing the Holly Graft System, or are significantly delayed in doing so, our business will be materially harmed and we may need to curtail or cease operations.

Any adverse results in our first human implants or our human clinical trials could have a material adverse effect on our business.

      We expect the first human implant of the Holly Graft System to take place in Brisbane, Australia, in the fourth quarter of 2004. We expect our human clinical trials to begin in earnest in Europe in 2005. The Holly Graft System is also being tested in animals on an on-going basis. Our ability to continue operations will depend on the success of these testing efforts and the performance of the Holly Graft System in human patients. We cannot be certain the Holly Graft System will perform as expected in connection with the initial implants or any clinical tests in humans or as it has in connection with limited animal testing. Our initial implant in Australia and any related implant efforts in Australia will be conducted on a statistically insignificant number of human patients and are not intended to evaluate the effectiveness of the Holly Graft System for clinical trial purposes. Because the number of tests performed in humans outside the United States will be relatively small, there is no assurance that these human implants or clinical trials will identify problems that may be evident from a larger base of tests or after a longer period of observation of the patients, including those that might arise in post-marketing studies required after PMA. We will be able to accurately evaluate the performance of the Holly Graft in humans only after extensive testing in large numbers of patients over a period of years. Problems in connection with our Australian human implants or initial human clinical trials may prevent or delay obtaining necessary government and hospital regulatory approvals and threaten our ability to commercialize the Holly Graft System and continue operations. See “Our Business — Clinical Status.”

Failure to obtain market acceptance of the Holly Graft System could cause us to discontinue operations.

      The treatment of coronary artery bypass operations is now dominated by the use of SVGs. Even if the Holly Graft System proves to be as effective as the SVG for coronary bypass operations, and if all regulatory approvals are obtained, the success of the Holly Graft System will depend upon the acceptance by cardiovascular clinicians, including industry opinion leaders, that the artificial coronary graft is at least equivalent to the SVG procedure. We will be subject to intense scrutiny before cardiovascular clinicians will be comfortable in changing from the historical and tested SVG procedure to our artificial coronary graft. We believe that recommendations by physicians will be essential for the development and successful marketing of the Holly Graft System, and there can be no assurance that any such recommendations will be obtained. We will also face competition from the use of the internal mammary artery as a source of conduit and endoscopic vessel harvesting as a less-invasive mechanism of extracting conduit.

      We have not yet determined pricing for the Holly Graft System, and our pricing policies could adversely impact market acceptance of the Holly Graft System as compared to competing products and treatments. We also cannot know whether the reimbursement strategy we intend to employ will be accepted by third party payors. Problems in obtaining such reimbursement would adversely impact market acceptance of the Holly Graft System. Any of the foregoing factors, or other currently unforeseen factors, could limit or detract from market acceptance of the Holly Graft System. Insufficient market acceptance of the Holly Graft System would result in lost revenue, harm our business, financial condition, and could significantly hinder our ability to continue operations.

We will likely need additional financing, which may be difficult to obtain. Our failure to obtain necessary financing or doing so on unfavorable terms could adversely affect our development programs and other operations.

      We currently believe that our available cash, cash equivalents and marketable securities, together with our net proceeds from this offering, will be sufficient to fund our anticipated levels of operations through at least the end of 2006. However, our future capital requirements will depend on many factors, including:

•	The scope (and associated costs) and results of our pre-clinical and clinical trials;

•	The timing of, and the costs involved in, obtaining regulatory approvals;

•	The cost of manufacturing activities;

•	The cost of commercialization activities, including product marketing and building a domestic direct sales force and an international distribution network;

•	The costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the results of such litigation;

•	The costs involved in defending against any patent infringement actions brought against us by third parties;

•	Our ability to establish and maintain additional collaborative arrangements;

•	Advancement of other product candidates by us into development; and

•	Potential acquisition or in-licensing of other products or technologies.

      Additional financing may not be available to us when we need it or it may not be available on favorable terms. If we are unable to obtain adequate financing on a timely basis, we may be required to significantly curtail or cease one or more of our development, licensing or acquisition programs. We could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products which we would otherwise pursue on our own. If we raise additional funds by issuing equity securities, our then-existing stockholders will experience ownership and/or share price dilution and the terms of any new equity securities may have preferences over our common stock.

If we fail to develop an effective direct sales force and network of cardiovascular surgery representatives to introduce and sell the Holly Graft System to surgeons, our financial results may suffer and the price of our shares may decline.

      We plan to market our product in the United States using a combination of a direct sales force with additional independent representatives and outside the United States with a network of experienced cardiovascular surgery representatives. Qualified direct sales personnel with experience in the cardiovascular products market are in high demand and there is no assurance that we will be able to hire or retain an effective direct sales team. Similarly, qualified, independent, cardiovascular surgery representatives both within and outside the United States are in high demand and we may not be able to build an effective network for the distribution of our product through such representatives. Such representatives may be subject to contracts with manufacturers of competing products or contracts that prevent them from entering into an agreement to sell our product. We have no assurance that we will be able to enter into contracts with representatives on terms acceptable or reasonable to us.

We will be subject to intense competition and risk of obsolescence.

      Companies with significantly greater financial, technical, research, marketing, sales and distribution and other resources are working on products similar to our artificial coronary graft as well as other competing products or therapies, including stenting, angioplasty and pharmacological therapies. There can be no assurance that our competitors or future competitors will not succeed in developing or marketing technologies and products that demonstrate better safety or effectiveness, clinical results, ease of use or lower cost than our Holly Graft System or that such competitors will not succeed in obtaining regulatory approval for introducing or commercializing any such products prior to us. Any of the above competitive developments could have a material adverse effect on our business, financial condition and results of operations. There is no assurance that products or technologies introduced subsequent to the commercialization of the Holly Graft System will not render the Holly Graft System obsolete. See also “Our Business — Competition.”

Our Holly Graft System may not be commercially viable if we fail to obtain an adequate level of reimbursement by Medicare and other third party payors. The markets for our Holly Graft System may also be limited by the indications for which its use may be reimbursed.

      The availability and levels of reimbursement by governmental and other third party payors affect the market for products such as our Holly Graft System and others products we may develop. These third party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products and services. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of the Holly Graft System to other available therapies. If reimbursement for the Holly Graft System is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, our business could be materially harmed.

      Because most persons afflicted with CHD are elderly, we expect that coverage for the Holly Graft System in the United States will be primarily through the Medicare program. Limitations on coverage could be imposed at the local Medicare carrier level or by fiscal intermediaries. Our business could be materially adversely affected if the Medicare program, local Medicare carriers or fiscal intermediaries were to make such a determination and deny or limit the reimbursement of the Holly Graft System. Our business also could be adversely affected if physicians are not reimbursed by Medicare for the cost of the procedure in which they implant the Holly Graft System on a basis satisfactory to the administering physicians. If the local contractors that administer the Medicare program are slow to reimburse physicians, the physicians may pay us more slowly, which would adversely affect our working capital requirements.

      We also will need to obtain approvals for payment for the Holly Graft System from private insurers, including managed care organizations. We expect that private insurers will consider the efficacy, cost-effectiveness and safety of the Holly Graft System in determining whether to approve reimbursement for it and at what level. Obtaining these approvals can be a time consuming and expensive process. Our business would be materially adversely affected if we do not receive approval for reimbursement of the Holly Graft System from private insurers on a satisfactory basis.

      Our business could also be adversely affected if the Medicare program or other reimbursing bodies or payors limit the indications for which the Holly Graft System will be reimbursed to a smaller set of indications than we believe it is effective in treating.

      We expect to experience pricing pressures in connection with the sale of the Holly Graft System and our future products due to the trend toward programs aimed at reducing healthcare costs, the increasing influence of health maintenance organizations and additional legislative proposals. Such pressures could have a material adverse effect on our business, financial condition and results of operations.

We may face product liability claims which could place a substantial burden on us.

      Even if we are able to develop and market our Holly Graft System, we could face future product liability claims. The medical products industry is subject to substantial litigation, and we could face future exposure to product liability claims. In addition, we may face product liability claims in connection with the clinical trial of our products. We will seek to obtain general insurance coverage for product liability claims, but there is no assurance that such insurance coverage will be available on commercially reasonable terms, if at all. A product liability claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on our future business, financial condition and results of operations.

We depend on a limited number of suppliers and may be unable to manufacture the Holly Graft System if shipments from these suppliers are delayed or interrupted.

      We depend on vendors to provide components of our Holly Graft System at appropriate quality and reliability levels and in compliance with regulatory requirements. In addition, all components of our Holly Graft System are only available from a limited number of suppliers. We have no agreements with our suppliers that assure us of continued availability of components or prevent price increases. While we recognize this issue and have identified alternate suppliers for such components, if supplies from our primary vendors were delayed or interrupted for any reason, we might not be able to manufacture our Holly Graft System in a timely fashion or in sufficient quantities or under acceptable terms. Such delay, shortage or quality issues could result in lost revenue and harm our business, financial condition and results of operations.

If we are unable to develop relationships with collaborative partners, we may have difficulty creating a sufficient market for our Holly Graft System.

      We believe that our success in penetrating our target markets depends in part on our ability to develop and then maintain collaborative relationships with key companies as well as with key academic researchers. There may be risks in relying on collaborative relationships such as:

•	Our partners may develop or sell technologies or components that are competitive with our Holly Graft System;

•	Our collaborators may preclude us from entering into additional future arrangements;

•	Our partners may not obtain regulatory approvals necessary to continue the collaborations in a timely manner;

•	Some of our agreements may terminate prematurely due to disagreements between us and our partners;

•	Our partners may not devote sufficient resources to the development and sale of our products;

•	Our partners may be unable to provide the resources required for us to progress in the collaboration on a timely basis;

•	Our collaborations may be unsuccessful; or

•	We may not be able to negotiate future collaborative agreements on acceptable terms.

We may not be able to attract or retain employees with the skills needed to support our anticipated growth.

      We will be required to hire skilled employees at all levels of our operations in a market where such qualified employees are in high demand. We may not be able to attract or retain employees with the skills needed to support our anticipated growth. The inability to hire needed employees on a timely basis could limit our ability to grow, cause delays, and have a material adverse effect on our ability to meet the schedules of our business plan.

Should we lose the services of certain key personnel, we may not be able to successfully commercialize the Holly Graft System.

      We are dependent on Manny Villafaña, our Chairman and Chief Executive Officer, and John Babitt, our President, Chief Operating Officer and Chief Financial Officer. The loss of services of Mr. Villafaña or Mr. Babitt would impair our ability to commercialize our products or to develop new products and would have a material adverse effect on our business, financial condition and results of operations. As soon as practicable following this offering, we intend to obtain key person life insurance on Mr. Villafaña in an amount we deem appropriate.

We have limited manufacturing experience and will depend on third parties to manufacture components of our products.

      We have not yet completed the development and testing of our first product and as a result have no experience in manufacturing products for commercial distribution. We currently plan to outsource certain production aspects to contract manufacturers. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving product yields, controlling and anticipating product costs, quality control and assurance, component supply and shortages of qualified personnel. We cannot assure you that the third-party contract manufacturers with whom we are developing relationships will have the ability to produce the quantities of our products needed for development or commercial sales or will be willing to do so at prices that allow our product to compete successfully in the market. In addition, we cannot assure you that even if we are able to contract with third-party manufacturers for the production of our products that these manufacturers will not experience manufacturing difficulties. Any difficulties in locating and hiring third-party manufacturers, or in the ability of third-party manufacturers to supply products at the times and in the quantities we need, could have a material adverse effect on our business.

New product development in the medical device industry is both costly and labor intensive with very low success rates for successful commercialization.

      Our long-term success is dependent in part on the design, development and commercialization of the Holly Graft System and other new products in the medical device industry. The product development process is time-consuming and costly, and there can be no assurance that product development will be successfully completed, that necessary regulatory clearances or approvals will be granted by the FDA on a timely basis, or at all, or that the potential products will achieve market acceptance. Failure to develop, obtain necessary regulatory clearances or approvals for, or successfully market potential new products could result in lost revenue and therefore could have a material adverse effect on our financial condition and results of operations.

The number of patients undergoing bypass procedures may continue to decline, resulting in a reduction of our market potential.

      Over the past several years, the total number of patients undergoing bypass surgery has decreased as a result of new, less invasive therapies such as pharmacotherapy, angioplasty and stenting. There can be no assurance that the number of patients will not continue to decline as further medical advances are introduced. Any future decline in the total number of patients undergoing bypass surgery could result in lost revenue and therefore could have a material adverse effect on our business, financial condition and results of operations.

There is a risk that the Holly Graft System may be subject to a market withdrawal or product recall.

      Complex medical devices, such as our Holly Graft System, can experience performance problems in the field that require review and possible corrective action by the manufacturer. There can be no assurance that component failures, manufacturing errors, design defects that could result in an unsafe condition or injury to the patient, or product recalls relating to competing products or products utilizing the same component(s) used in the Holly Graft System will not occur. If any such failures or defects or other factors were deemed serious, we could be required to withdraw or recall our products, which could result in significant costs. There can be no assurance that market withdrawals or product recalls will not occur in the future. Any future product problems could result in product claims, liability, market withdrawals or recalls of products, which could have a material adverse effect on our business, financial condition and results of operations.

Our financial results for future periods may be adversely affected by changes required by financial and accounting regulatory agencies.

      Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States. Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the Securities and Exchange Commission, or SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

      For example, we currently are not required to record stock-based compensation charges if the employee’s stock option exercise price is equal to or exceeds the fair value of our common stock at the date of grant. However, several companies have recently elected to change their accounting policies and have begun to record the fair value of stock options as an expense. Although the standards have not been finalized and the timing of a final statement has not been established, the FASB has announced its support for recording expense for the fair value of stock options granted. If we were required to change our accounting policy in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” and retroactively restate prior periods as if we had adopted these standards for all periods presented, operating expenses would have increased by approximately $22,000 for 2001, $23,000 for 2002, $44,000 for 2003 and $67,000 for the nine months ended October 2, 2004.

Our financial results for future periods will be affected by the attainment of milestones.

      We have granted employee stock options that vest with the attainment of performance milestones. On the completion of this offering, options to purchase 50,000 shares of common stock with an exercise price of $2.65 per share will vest and we will record approximately $142,000 in compensation expense. On the completion of the first human clinical implantation of the Holly Graft System under a United States IDE, options to purchase 100,000 shares of our common stock with an exercise price of $2.65 will vest, which would require an expense of $285,000 to be recorded if such options vested at the assumed initial public offering price of $5.50 per share, the mid-point of our filing range.

If we fail to maintain the adequacy of our internal controls, our ability to provide accurate financial statements could be impaired and any failure to maintain our internal controls and provide accurate financial statements would cause our stock price to decrease substantially.

      We are in the process of instituting changes to our internal procedures to satisfy the requirements of the Sarbanes-Oxley Act of 2002, when and as such requirements become applicable to us. Implementing these changes may require new information technologies systems, the auditing of our internal controls, and compliance training for our directors, officers and personnel. Such efforts would require a potentially significant expense. If we fail to maintain the adequacy of our internal controls as such standards are modified, supplemented or amended from time to time, we may not be able to provide accurate financial statements and comply with the Sarbanes-Oxley Act of 2002. Any failure to maintain the adequacy of our internal controls and provide accurate financial statements would cause the trading price of our common stock to decrease substantially.

We may encounter difficulties in managing our growth and expanding our operations successfully.

      If we advance our Holly Graft System through clinical trials, we will need to expand our development and regulatory capabilities and develop manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. If our operations expand, we expect that we will need to manage additional relationships with various collaborative partners, suppliers and other third parties. Our ability to manage our operations and any growth will require us to make appropriate changes and upgrades (as necessary) to our operational, financial and management controls, reporting systems and procedures where we may operate. Any inability to manage growth could delay the execution or disrupt our operations.

Regulatory Risks

Because we are subject to intense government regulation, we may not be able to obtain or maintain regulatory approval.

      Our products, product development activities and manufacturing processes will be subject to extensive and rigorous regulation by the FDA and by comparable agencies in foreign countries. In the United States, the FDA regulates the introduction of medical devices as well as manufacturing, labeling and record keeping procedures for such products. The process of obtaining marketing clearance for new medical products from the FDA can be costly and time consuming, and there can be no assurance that such clearance will be granted for our future products on a timely basis, if at all. Even if regulatory clearance to market a product is obtained from the FDA, this clearance may entail limitations on the indicated uses of the product. Marketing clearance can also be withdrawn by the FDA due to failure to comply with regulatory standards or the occurrence of unforeseen problems following initial clearance.

      The FDA will require us to file PMA applications with regard to the Holly Graft System. The process of obtaining PMA is expensive, uncertain and lengthy, frequently requiring several years from the date of submission, if approval is obtained at all. In fact, we will not be able to utilize the human data from our implants of the Holly Graft System in humans in Australia in our FDA submission, but, if the initial implants in Australia result in a material adverse event, such an event would be required to be reported to the FDA and would be evaluated by the FDA. Further, such data will only be of marginal utility in connection with any other regulatory submissions we make in other jurisdictions. Significant delay or cost in obtaining, or failure to obtain, FDA clearance to market our products would have a material adverse effect on our business, financial condition and results of operations.

      We are, and will be, dependent on external laboratories, medical institutions, and individual physicians to conduct our clinical testing to comply with both good clinical practices and good laboratory practices established by the FDA. The data obtained from clinical testing is subject to varying interpretations that could delay, limit or prevent regulatory approval. In addition, delays or rejection may be encountered based upon changes in FDA policy for device approval during the period of development and by the requirements for regulatory review.

      The FDA and various other authorities will inspect our facilities from time to time to determine whether we are in compliance with regulations relating to medical device manufacturing, including regulations concerning design, manufacturing, testing, quality control, product labeling, distribution, promotion, and record keeping practices.

      A determination that we are in violation of FDA regulations relating to the PMA process, including clinical testing, or, regulations relating to device manufacture or distribution, could lead to the imposition of civil penalties, including fines, additional testing, product recalls, product seizures, changes in labeling or design or, in extreme cases, criminal sanctions. Even if regulatory approvals to market a product are obtained from the FDA, such approvals may contain limitations on the indicated uses of our products. Product approvals by the FDA can also be withdrawn due to failure to comply with regulatory requirements or the occurrence of unforeseen problems following initial approval. Under certain circumstances, the FDA could also limit or prevent the manufacture or distribution of our products and has the power to require the recall of products. FDA regulations depend heavily on administrative interpretation, and there can be no assurance that the future interpretations made by the FDA or other regulatory bodies with possible retroactive effect will not adversely affect us.

      Our revenues will initially be dependent upon sales of our products outside the United States. Foreign regulatory bodies have established varying regulations governing reimbursement, product approvals, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. We will rely heavily upon independent foreign distributors to comply with such foreign regulatory requirements. Our inability or failure or the failure of such foreign distributors to comply with varying foreign regulation or the imposition of new regulations could restrict our sale of products internationally and would thereby have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Intellectual Property

If we fail to obtain a license to necessary drug coating technology, we may be forced to discontinue operations.

      We are aware of patents and pending patent applications relating to the use of the generic drug paclitaxel or derivatives thereof to prevent or treat disease in the heart or coronary vessels that are owned by Angiotech (the “Angiotech Patent Holdings”). Certain of the Angiotech Patent Holdings relate to the use of paclitaxel in polymer coatings for implantable medical devices. We used a compound including paclitaxel as a coating of the Holly Graft System in preclinical animal testing and we intend to use the same coating in the Holly Graft System in our first human cases in Australia and expect to continue to use this compound in subsequent clinical tests. We are proceeding with these studies to gather information required for FDA approval of the Holly Graft System. We believe that these studies are and will be conducted in a manner which does not infringe any United States patents, as provided under federal law providing that it is not an infringement of a United States patent to use the patented invention for uses related to the development and submission of information to the FDA. Assuming we obtain favorable results from our clinical studies and appropriate regulatory approvals, we expect we will need a license from Angiotech to use the same coating in the Holly Graft Systems that we plan to sell commercially worldwide. We have had discussions with Angiotech’s management regarding our interest in obtaining a license to the Angiotech Patent Holdings, and these discussions are ongoing. We plan to continue our efforts toward obtaining a license from Angiotech. We may not, however, be able to obtain a license to the Angiotech Patent Holdings on commercially reasonable terms until we receive regulatory approval to commercialize the Holly Graft System or may not be able to obtain such license agreements in any event. We do not expect to obtain FDA approval until 2008. If we are required to, but cannot obtain a license on commercially reasonable terms or modify the Holly Graft System to avoid infringement, such outcome could require us to cease operations or sell only in jurisdictions where the Angiotech Patent Holdings do not apply. Such a result would have a material adverse effect on our business, financial condition and results of operations.

      We believe the drug compound is a critical factor in preventing an abnormal increase in the number of cells in or around the graft connections with consequent enlargement of the tissue, or hyperplasia. Modification of the Holly Graft System to avoid infringement will likely require additional clinical testing in connection with regulatory approval by the FDA or foreign governing bodies and could require that we revise any filings made to such agencies. Such additional clinical testing and revision of filings could cause a material delay in obtaining regulatory approval. Any such delay could have a material adverse effect on our business, financial condition and results of operations. We have initiated efforts to evaluate alternative drugs and related technologies. To determine whether these alternatives will be as effective as the paclitaxel coating we have used in preclinical testing, we will need to conduct significant additional testing which will be time consuming and expensive and could delay the commercialization of the Holly Graft System. There can be no assurance that the alternative coatings we have identified will be as effective as the drug coating used in our preclinical testing and to be used in our clinical testing, that we will have the resources to perform the significant clinical testing that will be necessary to obtain regulatory approval to use an alternative, or that we will be able to test such alternative coatings without experiencing material delays in our clinical testing and the regulatory approval process. If we are required to, but cannot obtain a license from Angiotech and we are unable to obtain regulatory approval for an acceptable alternative, we may be forced to cease operations.

We may not be able to protect our intellectual property rights adequately.

      Our ability to compete is dependent upon our ability to protect our intellectual property rights. We have two issued United States patents and four United States patents pending and have filed foreign patent applications in the European Union, Japan, China, Australia, Brazil, Canada, Argentina and Hong Kong. The validity and breadth of claims in medical technology patents involve complex legal and factual questions and, therefore, may be highly uncertain. No assurance can be given that any patents based on pending patent applications or any future patent applications we make will be issued, that the scope of any patent protection will exclude competitors or provide competitive advantages to us, that any of our patents or patents to which we have licensed rights will be held valid if subsequently challenged or that others will not claim rights in or ownership of the patents and other proprietary rights held or licensed by us. Furthermore, there can be no assurance that others have not developed or will not develop similar products, duplicate any of our products, or design around any patents issued to or licensed by us, or that may be issued in the future to us. Since patent applications filed in the United States prior to November 29, 2000 are maintained in secrecy until the patents issue and patent applications filed on or after November 29, 2000 are not published until 18 months after the application’s priority date, we can neither be certain that others did not first file applications for inventions covered by our pending patent applications, nor that we will not infringe any patents that may be issued to others on such applications.

      We rely upon trade secret protection for certain aspects of our proprietary technology. It is our policy to have each employee and consultant enter into a confidentiality agreement containing provisions prohibiting the disclosure of confidential information to anyone outside our company and requiring disclosure to us of ideas, developments, discoveries or inventions conceived during employment or service as a consultant, and assignment to us of proprietary rights to such matters related to our business and technology. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information, or that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and proprietary know-how.

We could be harmed by litigation involving patents and other intellectual property rights.

      None of our patents or other intellectual property rights have been challenged to date. In the future, however, our patents could be challenged and/or we could be accused of infringing the intellectual property rights of others, including the Angiotech Patent Holdings as described above in the risk factor entitled “We may not be able to obtain a license to necessary drug coating technology.” No assurance can be provided that any future infringement claims by third parties or claims for indemnification by our customers or end users of our products resulting from infringement claims will not be asserted, or that assertions of infringement, if proven to be true, will not materially harm our business.

      In the event of any adverse ruling in any intellectual property litigation, we could be required to pay substantial damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license from the third party claiming infringement with royalty payment obligations by us. Any litigation relating to the intellectual property rights of third parties, whether or not determined in our favor or settled by us, would be costly and may divert the efforts and attention of our management and technical personnel.

Risks Related to This Offering

You should read the entire prospectus carefully and should not consider any particular statement contained in this prospectus or in published news reports without carefully considering the risks and other information contained in this prospectus.

      None of our directors, officers or employees or the underwriters of this offering, has confirmed, endorsed or adopted any statements that were not made by us for use by, or distribution to, prospective purchasers in this offering. Accordingly, prospective investors should not rely on any statements that were not made by us in the press and should read this entire prospectus.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

      We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the “Use of Proceeds” section of this prospectus. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business. Pending their use, we may invest the net proceeds from this offering in short to medium-term investment grade, interest-bearing securities and there can be no assurance regarding the performance of these investments.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

      Purchasers of common stock in this offering will pay a price per share that substantially exceeds the per share price paid by our existing stockholders and by persons who exercise currently outstanding options to acquire our common stock. Accordingly, assuming an initial public offering price of $5.50 per share, the mid-point of our filing range, you will experience immediate and substantial dilution of $3.64 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately 79.4% of the aggregate price paid by all purchasers of our stock but will own only approximately 34.8% of our common stock outstanding after this offering. If all stock options outstanding as of October 29, 2004 were exercised you would experience additional dilution of $0.03 per share, or $3.67 per share in total.

An active trading market for our common stock may not develop.

      Prior to this offering, there has been no public market for our common stock. Although we are seeking approval for listing of our common stock on the Nasdaq National Market, an active trading market for our shares may never develop or be sustained following this offering. Further, we cannot be certain that the market price of our common stock will not decline below the initial public offering price or below the amount required by Nasdaq to maintain a listing on its National Market. Should we fail to meet the minimum standards established by Nasdaq for its National Market, we could be de-listed meaning shareholders might be subject to limited liquidity. The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may be higher than the market price of our common stock after the offering and investors may therefore be unable to sell their common stock at or above the initial public offering price.

Our stock price will be volatile, meaning purchasers of our common stock could incur substantial losses.

      Our stock price is likely to be volatile. The stock market in general and the market for medical technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	Results of our clinical trials or those of our competitors;

•	The regulatory status of the Holly Graft System and our other potential products;

•	Failure of any of the Holly Graft System, if approved, to achieve commercial success;

•	Developments concerning our collaborators;

•	Regulatory developments in the United States and foreign countries;

•	Developments or disputes concerning patents or other proprietary rights;

•	Our ability to manufacture products to commercial standards;

•	Public concern over our medical devices;

•	Litigation;

•	Problems associated with products that use similar drugs, components or materials as the Holly Graft System;

•	The strength of our balance sheet;

•	The departure of key personnel;

•	Future sales of our common stock;

•	Variations in our financial results or those of companies that are perceived to be similar to us;

•	Changes in the structure of healthcare payment systems;

•	Investors’ perceptions of us;

•	General economic, industry and market conditions; or

•	Our ability to obtain licenses to key technologies such as drug coating technologies.

If there are substantial sales of our common stock, our stock price could decline.

      If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. All of the shares being sold in this offering will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Substantially all of the remaining shares to be outstanding upon completion of this offering will be eligible for sale pursuant to Rule 144 upon the expiration of lock-up agreements executed in contemplation of this offering. See “Shares Eligible For Future Sale” and “Underwriting — Lock-Up Agreements.”

      Within 180 days of this offering, we intend to register approximately 6,000,000 shares of common stock that are authorized for issuance under our stock plans. As of October 29, 2004, 1,297,500 shares authorized for issuance under such stock plans were subject to outstanding options. Once we register the shares authorized for issuance under our stock plans, options granted and exercised can be freely sold in the public market, subject to our repurchase rights, the lock-up agreements referred to above and the restrictions imposed on our affiliates under Rule 144.

Adverse effect of undesignated stock and anti-takeover provisions.

      Our authorized capital includes 6,000,000 shares of undesignated stock. Our Board of Directors has the power to issue any or all of the shares of undesignated stock, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking shareholder approval. Further, as a Minnesota corporation, we are subject to provisions of the Minnesota Business Corporations Act, or MBCA, regarding “control share acquisitions” and “business combinations.” We may, in the future, consider adopting additional anti-takeover measures. The authority of our Board to issue undesignated stock and the anti-takeover provisions of the MBCA, as well as any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of the company not approved by our Board of Directors. As a result, our shareholders may lose opportunities to dispose of their shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price, voting and other rights of the holders of common stock may also be affected. See “Description of Capital Stock.”

We are controlled by management. As a result, our management could make decisions that conflict with the interests of other shareholders.

      Our Chairman and Chief Executive Officer will own approximately 37.9% of our outstanding Common Stock after this offering and will for the foreseeable future be in a position to significantly control our affairs, including the election of directors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Other risks, uncertainties and factors, including those discussed under “Risk Factors,” could cause our actual results to differ materially from those projected in any forward-looking statements we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update or revise any forward-looking statements, or to so update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

      We estimate that the net proceeds from our sale of 5,500,000 shares of common stock in this offering will be approximately $26.7 million, or approximately $30.8 million if the underwriters exercise their over-allotment option in full. This estimate is based upon an assumed initial public offering price of $5.50 per share, the mid-point of our filing range, less estimated underwriting discounts and commissions and offering expenses payable by us.

      We intend to use these net proceeds approximately as follows:

•	20% to fund our clinical trials;

•	15% to fund our investigation of drug combination and coating technologies;

•	35% to develop our sales and marketing capabilities, promote pre- and post-commercialization physician education and awareness, and create product marketing programs, an international distribution network and a domestic sales team; and

•	30% for general corporate purposes, including working capital needs, facilities expansion and potential acquisitions.

      While we do not currently contemplate the need to expand our facility, our anticipated future rapid expansion will likely require additional manufacturing and office space.

      Our potential use of proceeds for acquisitions may include the acquisition or licensing of rights to potential new drug combinations or coating technologies. Although we expect to periodically evaluate acquisition and licensing opportunities, we currently have no commitments or agreements with respect to any specific acquisition or license.

      Pending the uses described above, we intend to invest the net proceeds of this offering in short- to medium-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

      We have never declared or paid cash dividends on our common stock. We currently intend to retain our cash for the development of our business. We do not intend to pay cash dividends to our stockholders in the foreseeable future.

      Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our Board of Directors may deem relevant.

CAPITALIZATION

      The following table sets forth our capitalization as of October 2, 2004 on an actual, and as adjusted basis. The “Actual” column reflects our capitalization as of October 2, 2004 on a historical basis, without any adjustments to reflect subsequent or anticipated events. The “As Adjusted” column reflects our capitalization as of October 2, 2004 with adjustments to reflect the receipt by us of the estimated net proceeds from the sale of 5,500,000 shares of common stock by us in the offering at an assumed initial public offering price of $5.50 per share and the application of the net proceeds therefrom.

      None of the columns shown below reflect the following:

•	1,297,500 shares of common stock issuable as of the date of this prospectus upon the exercise of outstanding stock options under our 2000 Long-Term Incentive Plan at a weighted average exercise price of $1.45 per share.

•	150,000 shares of restricted common stock to be issued from our 2000 Long-Term Incentive Plan immediately following this offering to our new independent directors, A. Jay Graf, Robert E. Munzenrider, and Arch C. Smith. See the full discussion regarding our Board of Directors in the “Management” section of this document.

•	After the issuance of the 150,000 shares of restricted common stock described above; and an additional 4,056,000 shares of common stock available as of the date of this prospectus for future issuance under our 2000 Long-Term Incentive Plan at the market value of our common stock at the date of grant.

•	550,000 shares of common stock issuable upon exercise of warrants to be issued to the underwriters in connection with this offering that will remain outstanding after this offering at an exercise price equal to % of the initial public offering price.

	October 2, 2004

		As
	Actual	Adjusted(1)(2)

	(In thousands, except share
	and per share data)
Long-term debt	—	—
Stockholders’ equity:
Common stock, no par value; 54,000,000 shares authorized; 10,322,975 shares issued and outstanding (actual); and 15,822,975 shares issued and outstanding (pro forma)	8,451	35,203
Deferred compensation	(352)	(285)
Deficit accumulated during development stage	(5,330)	(5,472)

Total stockholders’ equity	2,769	29,446

Total capitalization	$2,769	$29,446

(1)	Includes the impact of 50,000 options that vest upon consummation of the offering. Such options will have no effect on total stockholders’ equity but, assuming the market value of the common stock is equal to $5.50 per share (the mid-point of our filing range), upon vesting of these options common stock would increase by $24,000, deferred compensation would decrease by $118,000 and we would be required to record a total expense of $142,000.

(2)	Includes the impact of 100,000 options that vest on the completion of the first implantation of the Holly Graft System in the United States. Assuming the market value of the common stock is equal to $5.50 per share (the mid-point of our filing range), we would be required to increase deferred compensation to $285,000, which would be equal to the intrinsic value of the options.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share represents the amount of our common stockholders’ equity, less intangible assets, divided by the number of shares of our common stock outstanding. As of October 2, 2004, we had a net tangible book value of approximately $2.8 million, or $0.27 per share of common stock. Assuming the sale by us of 5,500,000 shares of common stock offered in this offering at an assumed initial public offering price of $5.50 per share, the mid-point of our filing range, and after deducting the underwriting discount and estimated offering expenses, our as adjusted pro forma net tangible book value as of October 2, 2004, would have been $29.4 million, or $1.86 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.59 per share of common stock to our existing stockholders and an immediate dilution of $3.64 per share to the new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$5.50
Net tangible book value per share as of October 2, 2004	$0.27
Increase in net tangible book value per share attributable to new investors	$1.59

Pro forma net tangible book value per share after the offering		$1.86

Dilution per share to new investors		$3.64

      The following table sets forth on a pro forma as adjusted basis, as of October 2, 2004, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing holders of common stock and by the new investors, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average
					Consideration
	Number(2)(3)	Percent(1)	Amount	Percent	Per Share

Existing stockholders	10,322,975	65.2%	$7,827,161	20.6%	$0.76
New investors	5,500,000	34.8%	30,250,000	79.4%	$5.50

Total	15,822,975	100.0%	$38,077,161	100.0%	$2.41

(1)	If the underwriters exercise their over-allotment option in full, our existing stockholders would own 62.0% and our new investors would own 38.0% of the total number of shares of our common stock outstanding after this offering.

(2)	The foregoing discussion and tables are based upon the number of shares issued and outstanding on October 2, 2004 and assume no exercise of options outstanding as of that date. As of that date, there were 1,297,500 shares of our common stock issuable upon exercise of options outstanding at a weighted average exercise price of $1.45 per share. Assuming the exercise in full of all our outstanding options, pro forma net tangible book value at October 2, 2004 would be $1.83 per share, representing dilution per share to new investors of $3.67 or an immediate decrease in pro forma net tangible book value of $0.03 per share. Also, if all options outstanding are exercised in full new investors would have contributed 75.7% of the aggregate capital but would own only 32.1% of our common stock outstanding after the offering and exercise of all outstanding options.

(3)	Excludes 550,000 shares of common stock issuable upon exercise of warrants issued to the underwriters in connection with this offering that will remain outstanding after this offering at an exercise price equal to % of the initial public offering price. Also excludes a total of 150,000 shares of restricted common stock to be issued immediately following this offering to the following individuals who have agreed to become directors of the company immediately following this offering: A. Jay Graf, Robert E. Munzenrider, and Arch C. Smith. See the full discussion regarding our Board of Directors in the “Management” section of this document.

SELECTED FINANCIAL DATA

      You should read the following selected financial information together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statements of operations data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 from our audited financial statements which are included in this prospectus. We have derived the statements of operations data for the nine months ended September 27, 2003 and October 2, 2004 and the balance sheet data as of October 2, 2004 from our unaudited financial statements included in this prospectus. Our unaudited financial statements include, in the opinion of our management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of those statements. Our historical results for any prior or interim period are not necessarily indicative of results to be expected for a full fiscal year or for any future period. The net loss per share information is computed using the weighted average number of common shares outstanding.

Selected Financial Data

	Period from
	December 3,					Nine Months Ended
	1999 (date of
	inception) to	Year Ended December 31,
	December 31,					September 27,	October 2,
	2003	2000	2001	2002	2003	2003	2004

						(Unaudited)

	(In thousands, except share and per share data)
Statements of Operations Data:
Revenue	$—	$—	$—	$—	$—	$—	$—
Expenses:
Research and development	2,507	136	659	559	1,153	732	1,640
Marketing, general and administrative	732	58	118	151	405	237	596

Total costs and expenses	3,239	194	777	710	1,558	969	2,236
Interest income	120	23	59	22	16	10	25

Net loss	$(3,119)	$(171)	$(718)	$(688)	$(1,542)	$(959)	$(2,211)

Loss per common share — basic and diluted		$(0.02)	$(0.09)	$(0.08)	$(0.17)	$(0.10)	$(0.23)

Weighted average shares outstanding — basic and diluted		6,851,926	8,152,521	8,490,000	8,967,308	9,282,654	9,810,264

	December 31,
					October 2,
	2000	2001	2002	2003	2004

					(Unaudited)
	(In thousands)
Balance Sheet Data:
Total current assets	$2,239	$1,622	$950	$1,767	$2,938
Total assets	2,273	1,692	1,007	1,841	3,504
Total current liabilities	6	30	37	158	735
Total liabilities	12	33	37	158	735
Deficit accumulated during the development stage	(171)	(889)	(1,577)	(3,119)	(5,330)
Total stockholders’ equity	2,260	1,658	970	1,683	2,769

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

      We are a medical technology company engaged in the development of our first product candidate, the Holly Graft System, an artificial graft for coronary artery bypass surgery. We have conducted a limited number of preclinical animal tests of the Holly Graft System and expect to complete the first human implant of the Holly Graft System in the fourth quarter of 2004. We expect to continue our implant efforts in Australia and to commence human clinical trials in Europe in 2005. To date we have not recognized any product revenue associated with the Holly Graft System. As a result we continue to be accounted for as a development-stage company and expect to be accounted for as a development-stage company for the foreseeable future. We have had no other income since inception other than interest on short-term investments.

      We commenced operations in December 1999. Since our inception, we have generated significant losses. As of October 2, 2004, we had an accumulated deficit of $5.3 million. We expect to continue to spend significant amounts on the development of the Holly Graft System and our other programs. We expect to incur significant commercialization costs when we begin to introduce the Holly Graft System on a worldwide basis. Additionally, we plan to continue to evaluate and negotiate the licenses to rights for potential new drugs, polymers and coating technologies that would fit within our growth strategy. Accordingly, we will need to generate significant revenues to achieve and then maintain profitability.

      Most of our expenditures to date have been for research and development activities and general and administrative expenses. Research and development expenses represent costs incurred for product acquisition, clinical trials and activities relating to regulatory filings and manufacturing development efforts. We expense all of our research and development costs as they are incurred.

      Our research and development expenses incurred through October 2, 2004 were expenses related primarily to the development of the Holly Graft System. We expect to incur additional research and development expenses relating to the Holly Graft System prior to its commercial launch in the United States and selected markets outside the United States. These additional expenses are subject to the risks and uncertainties associated with clinical trials and the FDA and foreign regulatory review and approval process. As a result, these additional expenses could exceed our estimated amounts, possibly materially.

      Marketing, general and administrative expenses consist primarily of salaries and related expenses, general corporate activities and costs associated with building a commercial infrastructure to market and sell the Holly Graft System. We anticipate that general and administrative expenses will increase as a result of the expected expansion of our operations, facilities and other activities associated with the planned expansion of our business, together with the additional costs associated with operating as a public company. We expect marketing, general and administrative expenses to increase as we build our sales force and marketing capabilities to support placing the Holly Graft System in worldwide markets.

      Through October 2, 2004, we had not generated revenues. At December 31, 2003, we had federal and state income tax net operating loss carryforwards of approximately $2.9 million. The operating loss carryforwards will expire beginning in 2019. At December 31, 2003, we had federal and state research credit carryforwards of approximately $85,000. The research credit carryforwards will expire beginning in

2019. Under the Tax Reform Act of 1986, the utilization of these net operating loss and research credit carryforwards may be limited as a result of significant changes in ownership.

Critical Accounting Policies and Significant Judgments and Estimates

      Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our judgments related to accounting estimates. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      While our significant accounting policies are more fully described in Note 1 to our financial statements appearing at the end of this prospectus, we believe that the following accounting policies relating to stock-based compensation charges are most critical to aid you in fully understanding and evaluating our reported financial results.

Stock-Based Compensation

      We account for non-employee stock-based awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the equity instruments issued in accordance with the EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services.”

      We account for stock-based compensation to employees under the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and disclosed the effect of the differences which would result had we applied the fair-value-based method of accounting, on a pro forma basis, as required by Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” In future accounting periods, the determination of valuation variables such as volatility and interest rates could effect our expense computation.

      The determination of the fair value of our common stock involves considerable judgement. In making this determination, we evaluated, among other things, our common stock transactions, current market conditions, and operational milestones.

Results of Operations

Nine Months Ended September 27, 2003 Compared to Nine Months Ended October 2, 2004

      Research and Development. Research and development expenses increased 124% from $732,000 for the nine months ended September 27, 2003 to $1,640,000 for the nine months ended October 2, 2004. The $908,000 increase was principally related to an increase in preclinical animal testing and the purchasing of related components/parts to conduct such testing. During 2004 we changed the platform of the Holly Graft System to incorporate drug eluting technology to prevent graft failure. We increased our level of activity for evaluation of the drug eluting Holly Graft System in preclinical animal models, which resulted in an increase of approximately $181,000 for the nine months ended October 2, 2004 compared to the same period in 2003. The analytical, chemistry and characterization testing for the drug eluting component resulted in an increase of approximately $243,000 for the nine months ended October 2, 2004 compared to the same period in 2003. Additionally, we incurred higher compensation expense as the number of research and development employees increased from three as of September 27, 2003 to four as of October 2, 2004. The additional employees were hired in the positions of product research to advance the development of the Holly Graft System. During the nine months ended October 2, 2004 we issued and vested stock options with a value of $195,000 to members of our Scientific Advisory Board. The stock options were recorded as research and development expense. No stock options were granted to non-employees prior to September 2003.

      Marketing, General and Administrative. Marketing, general and administrative expenses increased 151% from $237,000 for the nine months ended September 27, 2003 to $596,000 for the nine months ended October 2, 2004. The $359,000 increase can be primarily attributed to the following factors:

•	$150,000 increase due to the addition of a new president, a part time administrative employee and an increase in salary for one existing employee

•	$71,000 increase in compensation for our chairman and chief executive officer; and

•	$54,000 increase related to audit fees for the company

      Interest Income. Interest income increased 150% from $10,000 for the nine months ended September 27, 2003 to $25,000 for the nine months ended October 2, 2004. The $15,000 increase was due to higher cash balances in 2004 as a result of a common stock offering.

Year 2003 Compared to Year 2002

      Research and Development. Research and development expenses increased 106% from $559,000 in 2002 to $1,153,000 in 2003. The $594,000 increase was principally related to an increase of preclinical testing and the purchasing of related components/materials to conduct such testing. During 2003, the Company initiated the first large scale animal testing program for the Holly Graft System. The proceeds from the May 2003 offering provided funding to complete more comprehensive animal testing of the Holly Graft System and increase the number of employees from two to four. The additional employees were hired in the second half of 2003 in the positions of regulatory and product manufacturing to advance the development of the Holly Graft System. For the year ended December 31, 2003 research and development costs were approximately 74% of total expenses.

      Clinical and regulatory expense, a component of research and development expense, totaled approximately $95,000 for the year ended December 31, 2003. This amount is forecasted to increase in 2004 as we anticipate (i) the initiation of the Holly Graft System into human clinical trials and (ii) conducting a formal preclinical study in accordance with Good Laboratory Practice, or GLP, in connection with our submission to the FDA to proceed with human clinical trials in the United States.

      Marketing, General and Administrative. Marketing, general and administrative expenses increased 168% from $151,000 in 2002 to $405,000 in 2003. The increase of $254,000 was related to a increase in compensation expense related to the addition of one individual to our management team and compensation increases for existing employees. For the year ended December 31, 2003 marketing, general and administrative expenses were approximately 26% of total expenses.

      Interest Income. Interest income decreased from $22,000 in 2002 to $16,000 in 2003. The decrease was related to a lower cash balance in 2003 and a lower rate of return on investments.

Year 2002 Compared to Fiscal Year 2001

      Research and Development. Research and development expenses were consistent in 2001 and 2002 and related primarily to the development of prototypes, purchase of applicable materials and limited preclinical testing. Non-cash research and development of $100,000 during 2001 relates to the contribution of equity to the University of Minnesota who had provided clinical research for the company.

      Marketing, General and Administrative. Marketing, general and administrative expenses increased 28% from $118,000 in 2001 to $151,000 in 2002. The $33,000 increase was related to additional employee compensation expense.

      Interest Income. Interest income decreased 63% from $59,000 in 2001 to $22,000 in 2002. The $37,000 decrease was a result of lower cash balances coupled with a lower rate of return on investments.

Liquidity and Capital Resources

      From inception, we financed our operations primarily through private sales of common stock, yielding net proceeds of $7.8 million. To date, we have not borrowed or financed our operations through significant equipment leases, financing loans or other debt instruments. As of October 2, 2004, we had $1,426,000 in cash and cash equivalents and $2,203,000 of working capital.

      Cash Flows from Operating Activities. Net cash used in operations was $585,000 in 2001, $672,000 in 2002, and $1,420,000 in 2003. Net cash used in operations was $894,000 and $1,429,000 for the nine months ended September 27, 2003 and October 2, 2004, respectively. For all periods, cash used in operations was attributable primarily to net losses after adjustment for non-cash charges related to depreciation and other changes in operating assets and liabilities.

      Cash from Investing Activities. Net cash used in investing activities was $46,000 in 2001, $161,000 in 2002, and $1,363,000 in 2003. The increase in cash used in investing activities in 2002 and 2003 was the net purchase of investments from the proceeds of our stock offerings. Net cash used in investing activities was $1,857,000 for the nine months ended September 27, 2003 as a result of the net purchase of investments. Net cash used in investing activities was $80,000 for the nine months ended October 2, 2004 as a result of the purchase of property and equipment.

      Cash Flows from Financing Activities. Net cash provided by financing activities was $14,000 in 2001, $2,250,000 in 2003, $2,250,000 and $2,689,000 for the nine months ended September 27, 2003 and October 2, 2004, respectively. For these periods, financing cash flows reflected the proceeds from the issuance of common stock and employee exercises of stock options.

      Contractual Obligations and Commitments. The following table sets forth certain information concerning our obligations and commitments to make future payments as of December 31, 2003.

	Payments Due by Period

	(In thousands)
	Less Than
	One Year	1-3 Years	4-5 Years	After 5 Years	Total

Operating leases	$84	$196	$-	$—	$280
Purchase obligations	402	489	—	—	891
Consulting agreements	225	450	275	—	950

Total	$711	$1,135	$275	$—	$2,121

      In January 2004, we entered into a supply agreement that requires us to purchase a minimum of approximately $191,000 of materials from 2004 to 2006. These amounts are reflected in the table above as a component of the item “purchase obligations.”

      In May 2004, we entered into a supply agreement with a supplier that requires us to support development costs of $700,000 during the first twelve months of the agreement, which amount is reflected in the table above as a component of the item “purchase obligations.” Furthermore, if products result from the supply agreement we would be required to pay a royalty on the revenue derived from sales of licensed products. We have the ability to terminate the license agreement with 90 days’ notification.

      On April 1, 2003, we entered into a consulting agreement with Manny Villafaña. The agreement provides for future annual compensation of $225,000 through April 1, 2008. Pursuant to the terms of this agreement, Mr. Villafaña receives $16,667 per month, reimbursement for all ordinary and necessary expenses, and is eligible to receive discretionary bonuses and employee benefits. For the year ended December 31, 2003, we paid $150,000 in connection with this consulting agreement. For the nine months ended October 2, 2004, we paid $162,500, in connection with the consulting agreement.

      We expect to increase capital expenditures consistent with our anticipated growth in manufacturing, infrastructure and personnel.

      We believe that the net proceeds from this offering, together with our current cash, cash equivalents and marketable securities will be sufficient to meet our anticipated cash needs for working capital and capital expenditures through at least the end of 2006. If existing cash and cash generated from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities. Before the end of 2006, the sale of additional equity or convertible debt securities will be required and such sale could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities would have rights senior to those associated with our common stock, and could contain covenants that would restrict our operations. Any additional financing may not be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of or cease our planned product development and sales and marketing efforts.

Off-Balance Sheet Arrangements

      We do not currently have, nor have we ever had, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Quantitative and Qualitative Disclosures About Market Risk

      Our exposure to market risk is confined to our cash equivalents and short-term investments. We invest in high-quality financial instruments, primarily money market funds, federal agency notes, and asset-backed securities, with the effective duration of the portfolio less than nine months and no individual investment with an effective duration in excess of three years, which we believe are subject to limited credit risk. We currently do not hedge interest rate exposure. Due to the short-term nature of our investments, we do not believe that we have any material exposure to interest rate risk arising from our investments.

      We have granted employee stock options that vest with the attainment of performance milestones. On the completion of this offering, options to purchase 50,000 shares of common stock with an exercise price of $2.65 per share will vest and we will record approximately $142,000 in compensation expense. On the completion of the first human clinical implant under a United States IDE, 100,000 options to purchase our common stock with an exercise price of $2.65 will vest, which would require expense of $285,000 to be recorded if such options vested and the fair value of our common stock is at the assumed initial public offering price of $5.50 per share, the midpoint of our initial filing range.

Recent Accounting Pronouncements

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” or SFAS 150. This statement establishes how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, including redeemable convertible preferred stock. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the interim period commencing July 1, 2003, except for mandatory redeemable financial instruments of nonpublic companies. The FASB has indefinitely deferred implementation of some provisions of SFAS 150. The adoption of SFAS 150 did not have a material effect on our financial position or results of operations.

      In November 2002, the FASB issued Financial Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on our financial position or results of operations.

Quarterly Results of Operations

											Nine Months Ended
	Year Ended December 31, 2002					Year Ended December 31, 2003					October 2, 2004

	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Total

	(In thousands)
Revenue	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Expenses:
Research and development	103	148	158	150	559	142	187	403	421	1,153	519	473	648	1,640
Marketing, general and administrative	42	34	36	39	151	43	60	134	168	405	165	236	195	596

Total expenses	145	182	194	189	710	185	247	537	589	1,558	684	709	843	2,236
Interest income	7	6	5	4	22	2	3	5	6	16	5	7	13	25

Net loss	$(138)	$(176)	$(189)	$(185)	$(688)	$(183)	$(244)	$(532)	$(583)	$(1,542)	$(679)	$(702)	$830	$(2,211)

OUR BUSINESS

Overview

      We are a development stage medical technology company seeking to improve the treatment of coronary heart disease, or CHD, by advancing conventional bypass surgery. We have designed our first product, the Holly Graft System, by leveraging our understanding of flow dynamics, material sciences and drug combinations to create an artificial coronary graft system. The Holly Graft System has not yet received regulatory approval for sale anywhere in the world and will not be commercially available for several years, if ever. We have eight full-time employees and are led by a team of experienced medical technology industry executives and recognized experts in cardiac surgery and cardiovascular research. We intend to add employees following this offering. Manny Villafaña, our Chairman and Chief Executive Officer, has previously introduced innovative cardiac surgery products such as pacemakers and heart valves throughout the world and founded companies such as Cardiac Pacemakers, Inc. (now Guidant Corporation), St. Jude Medical, Inc. and ATS Medical, Inc.

      We were incorporated on December 3, 1999, in accordance with the laws and regulations of the State of Minnesota. In May 2000, we recruited a Scientific Advisory Board and management team to commence formal operations. In January 2001, we initiated a pilot study to test the feasibility of the Holly Graft System. In January 2003 we commenced a formal, preclinical, animal evaluation of the Holly Graft System.

Issues Surrounding Conventional Bypass Procedures

Medical Issues

      Conventional bypass surgery is the most common surgical intervention for severe coronary artery disease and is generally deemed most effective by the cardiovascular community for coronary occlusions involving more than one vessel. This surgery is particularly invasive because a midsternal incision must be made and the chest wall must be cracked in order for cardiac surgeons to successfully access the heart. One of the most problematic aspects of bypass surgery involves the “second surgery” that is often required to harvest saphenous veins from the legs or radial arteries from the arms as graft material that is harvested from one individual for use in the same individual for the bypass. Patients undergoing bypass surgery often experience one or more of the following complications as a result of this second surgery:

•	Pain and Discomfort;

•	Infection;

•	Edema; and

•	Difficulty in regaining mobility in an acceptable period of time.

      According to the study: “Endoscopic Versus Open Saphenous Vein Harvest: A Comparison of Postoperative Wound Complications” published in 2002 by the Annals of Thoracic Surgery, approximately one in every five patients experiences some type of complication as a result of a traditional saphenous vein harvesting. Patients who are obese, diabetic or both are particularly at risk for such complications. While surgical techniques such as endoscopic vein harvesting can reduce the number of complications to one in fifteen, these techniques do not eliminate the need for a second surgery, nor do they eliminate resulting complications. A significant portion of patients suffering such complications require rehospitalization, the costs of which typically must be absorbed by the hospitals and payors. In addition, the saphenous vein harvesting approach assumes the availability of suitable vessels from the patient, which is often not the case, particularly in the elderly or in patients suffering from diabetes, obesity or other forms of cardiovascular disease.

      While bypass surgery using one or both of the internal mammary arteries for the bypass conduit has become more common as a result of clinical data showing improved performance relative to SVGs, it has not obviated the need for vessel harvesting in most bypass surgeries. The majority of bypass procedures require two or more bypasses and a patient’s second mammary artery is often not a viable option due to the location of the occlusion in the second bypass. Accordingly, in multi-vessel bypass surgeries it is either preferable or necessary that at least one SVG be employed. A study published in the April 21, 2004 Journal of the American Medical Association reviewed 197 bypass patients receiving a total of 622 grafts, or an average of 3.2 grafts per patient. Without identifying the particular artery or vein used as a graft, this study stated that 250 of the grafts (40%) were arterial grafts and 372 of the grafts (60%) were venous grafts. We believe this study is representative of the broader bypass market in which surgeons often use saphenous veins or radial arteries in combination with one or both of the internal mammary arteries (typically only one is utilized). Nevertheless, increasing use of the internal mammary arteries in bypass procedures may adversely affect the demand for the Holly Graft System.

Cosmetic Concerns

      As indicated in the photo below, harvesting saphenous veins from the legs typically involves an incision running from below the ankle to above the knee. Harvesting radial arteries from the arm involves a similar incision from the wrist to above the elbow. An alternative approach to traditional open harvesting is endoscopic harvesting. Such a procedure typically results in smaller incisions, less scarring and fewer complications. However, because most patients cannot rely solely on the mammary arteries as the conduit in their bypass procedures, they must undergo a “second surgery” and suffer some level of scarring and other potential complications of the harvesting procedure.

Example of incision required in harvesting saphenous vein

Clinical Considerations

      Physicians are often frustrated by the difficult procedure and the complications associated with traditional bypass surgery. Since conventional bypass surgery utilizes harvested vessels with only a 2-3 mm diameter, the intricate placement of 12-20 sutures requires approximately 10-20 minutes to complete per anastomosis (each bypass using a harvested vessel requires two anastomoses, meaning, a triple bypass would have six anastomoses). The delicate nature of the procedure is often exacerbated by the poor quality of available vessels, particularly in the elderly, the obese and in individuals suffering from diabetes. Another major source of frustration is that 50-60% of all grafts tend to lose patency within five to seven years, requiring additional procedures for a patient that is often more frail. Based on our research and knowledge of flow dynamics, we believe this degradation in patency results in part from connecting a conventional vein or artery graft from a high flow area (such as the aorta) to a low flow region (such as the coronary artery). Small diameter vessels and low flow can be contributory factors to clotting and tissue formation, each of which can result in occlusion.

Conventional Double Bypass Surgery

(labels depict the bypass of only one of the two occlusions)

Addressing the Issues with the Holly Graft System

Patency Issues

      Due to the complications and lack of alternatives associated with traditional bypass surgery, numerous efforts to develop an artificial coronary graft using materials that mimic the natural structure of the coronary artery have been attempted, including porcine conduit, tissue engineered grafts and grafts made from synthetic materials. Thus far, none have been approved by the FDA. We believe previous artificial grafts were primarily focused on ascertaining the appropriate tissue or materials on which to base the graft, rather than the mechanics of blood flow and the corresponding influence on graft patency. We have reviewed the previous artificial graft work and believe continuous high blood flow and pressure, coupled with drug combinations, are the critical elements necessary to adequately limit or obviate clotting and tissue formation in an artificial graft system, each of which can adversely impact vessel patency.

      We expect that our Holly Graft System will provide cardiac surgeons with a new technology that will be differentiated and innovative in the worldwide market for CABG procedures. To date, we have conducted approximately 100 animal tests, of which four have been performed with the version of the Holly Graft System that we intend to implant in humans and which version has, in our view, addressed the problems of hyperplasia, clotting and vessel wall injury that are associated with substantially all preclinical coronary medical devices. Based on these tests, we believe the Holly Graft System should be at least as effective as the traditional SVG procedure in restoring blood circulation in coronary arteries without the negative side effects of saphenous vein harvesting. In terms of maintaining graft patency, our system delivers critical continuous high blood flow from the aorta to the target vessel, thereby diminishing the greater susceptibility of clotting and tissue formation associated with low flow situations. Typically, harvested vessels are low flow due to the termination of flow at the target vessel.

      The Holly Graft System is able to maintain continuous high flow because of the following characteristics:

•	Larger Diameter: Our graft consists of a 6 mm diameter conduit compared to the typical 2-3 mm harvested conduit. The increase in size allows for increased flow.

•	Healthier Conduits: The Holly Graft System provides surgeons with a plaque free, consistent and reliable source of conduit for grafts, which are free from disease. Patients suffering from CHD commonly have atherosclerosis or other conditions causing marginal quality vessels (particularly those individuals with obese and diabetic conditions) that immediately threaten the patency of harvested SVGs.

•	Flow Limiter: The Holly Graft System utilizes a flow limiter which maintains pressure within the graft and creates pressure to feed the target coronary artery through the vessel connector.

•	Drug Combinations: The vessel connectors used in the Holly Graft System are coated with the same drug combination that is used on certain prominent drug-eluting stents. In our animal trials, these drug combinations prevented the buildup of tissue proximate to the grafting site, which can result in post-operative occlusions, in the same manner in which the combination prevents restenosis in stenting procedures. Accordingly, we believe that these drug combinations will limit the risk of an interruption of the Holly Graft System. Obtaining and maintaining a license to such a drug combination is critical to the commercialization of the Holly Graft System.

Medical Complications and Cosmetic Issues

      If our clinical results demonstrate equivalent or superior results to SVGs, we believe that our Holly Graft System could reduce or eliminate the need for the second harvesting surgery. By doing so, patients could avoid the aforementioned medical complications and cosmetic implications that are commonplace with vessel harvesting.

Clinical Considerations

      We believe the CABG procedure utilizing the Holly Graft System will be particularly attractive to physicians due to its ease of use, involving the following steps:

•	Aortic Anastomosis. The surgeon sutures the ePTFE to the aorta, which provides a high flow source of blood for the target coronary artery.

•	Venous Anastomosis. The surgeon sutures the ePTFE with a flow limiting restricter to the venus flow of the heart/circulatory system, typically the superior vena cava.

•	Vessel Connectors Attached. The vessel connector is assembled on both sides of the ePTFE to provide a continuous flow through the entire graft. Note that multiple vessel connectors can be attached to the same graft, thus enabling the surgeon to treat multiple target vessels with attachments to the base Holly Graft System.

•	Arteriotomy. A slight incision is made in the target vessel and the vessel connector is inserted into the artery. Two sutures are placed around the vessel connector to secure the device on the heart. The Holly Graft System has been designed to allow surgeons to implant the devices in both on-pump and off-pump procedures.

      Although the Holly Graft System is designed to be easy for cardiac surgeons to use, there can be no assurance that cardiac surgeons will adopt the Holly Graft System as quickly or as easily as we anticipate. Many surgeons may be reluctant to change from the proven and accepted SVG procedure to the Holly Graft System without extensive testing and empirical evidence that the Holly Graft System performs as well or better than the SVG.

The Holly Graft Procedure

      As depicted in the picture below, the Holly Graft System is an artificial coronary artery graft designed to treat blockages in single or multiple coronary arteries from a single graft attached at one aperture to the aorta. Blood will flow into the Holly Graft System at the aorta, where the blood pressure is relatively high, and out of the Holly Graft System at the superior vena cava, where the blood pressure is relatively low. In between, blood will flow to one or more coronary arteries through vessel connections established by surgeons. We have designed the Holly Graft System to create a high volume of blood flow through the main conduit to provide a reliable source of supply for each of the coronary arteries to which a connection is made. To maintain appropriate pressure in the system to feed the coronary arteries, the above-mentioned flow limiter is incorporated at the outflow end to restrict the flow of blood into the vena cava.

The Holly Graft System

Implanted Vessel Connector	HOLLY GRAFTTM Vessel Connector

Factors Influencing Commercial Acceptability

      We believe that our system may progress through the regulatory process and obtain meaningful commercial acceptability due to the following:

•	Approved Materials: Materials used in the Holly Graft System and the drug combination we currently utilize have been approved by the FDA for other applications, potentially easing the safety testing the FDA deems necessary in the approval process. For instance, our ePTFE graft material is commonly used as a peripheral vascular graft conduit and the titanium used in our vessel connector is approved by the FDA as an implantable alloy. We are currently utilizing the same drug, paclitaxel, that is currently used in the coated stent marketed by Boston Scientific Corporation, or BSX. Drug coated stents have been rapidly adopted by the medical community. On July 2, 16 and August 5, 2004, BSX announced a voluntary recall of certain stent systems which were related to characteristics in the delivery catheters and not paclitaxel. Based on BSX’s public disclosures regarding the recall, the recall does not indicate any problems related to the use of paclitaxel or any product risk associated with the Holly Graft System.

•	Physician Preference: Assuming our clinical studies prove that the Holly Graft System is as effective as SVGs, we believe many cardiac surgeons will readily accept and utilize the Holly Graft System in order to reduce operating time and avoid the patient discomfort, scarring and frequent complications associated with the surgery to harvest the saphenous vein. Although endoscopic harvesting procedures can reduce the complication rate associated with saphenous vein harvesting, the training required to learn the technique is significant and proficiency is generally not obtained until a physician performs the procedure on numerous patients. To the best of our knowledge, no statistics on the usage of endoscopic procedures are available, but due to the above-mentioned factors, we believe that the preponderance of saphenous vein harvesting is performed by the traditional “open procedure” and that the majority of endoscopic procedures are performed at large heart centers that perform a significant number of bypass procedures each year. We believe that physicians should find it easier to become proficient using the Holly Graft System than endoscopic techniques and may choose to utilize the Holly Graft System even if proficient at the endoscopic procedures because the endoscopic procedures still (i) require a second surgery; (ii) result in scarring; and (iii) only reduce the incidence of, but do not eliminate complications associated with, saphenous vein harvesting.

•	Ease of Use: We believe that the procedure involving the Holly Graft System is relatively easy to complete as compared to the SVG procedure. In addition, we anticipate that physician training for surgery employing our system will be relatively simple. The Holly Graft System is equally straight forward to use in both on-pump and beating-heart surgery (where no heart-lung machine is employed).

•	Physician and Hospital Economics: Bypass procedures involving SVGs consist of a delicate surgery requiring 12-20 minutes per anastomosis. While no human procedures have been performed to date, a bypass procedure utilizing the Holly Graft System is expected to require 2-3 minutes per vessel connecter. As a result, we believe that physicians and hospitals utilizing the Holly Graft System could perform additional bypass procedures.

•	Patient Preference: If our human clinical studies demonstrate graft effectiveness at least comparable to SVGs, we believe patients may request that their doctors use the Holly Graft System rather than harvest vessels from other parts of their body. Aside from cosmetic considerations, patients generally report that the pain and discomfort from the graft site can be considerably worse than that of the primary surgery.

      Despite these advantages, cardiac surgeons may not accept the Holly Graft System as easily or quickly as we anticipate. Many surgeons may be reluctant to change from the proven and accepted SVG procedure to the Holly Graft System without extensive testing and empirical evidence that the Holly Graft System performs as well or better than the SVG.

The Market and Current Treatments

      The AHA reports that in the United States alone during 2001, over 300,000 patients had bypass surgery, with most requiring SVGs. We estimate the market for the rest of the world to be roughly equal in size to that of the United States. We believe, however, it would be premature to attempt to determine the market opportunity for the Holly Graft System at this time.

      The number of bypass procedures performed each year, while declining over the last few years as a result of new, less invasive therapies such as pharmacotherapy, angioplasty and stenting, significantly exceeds the number of pacemaker and heart valve implants and is only slightly less than the number of percutaneous transluminal coronary angioplasty, or PTCA, procedures. As indicated in the table below, in 2001, bypass procedures outnumbered valve and pacemaker procedures, combined:

Notes to table:

(1)	Amounts obtained from AHA “Heart Disease and Stroke Statistics — 2004 Update.”

(2)	Amount we derived from the total number of patients undergoing bypass procedures in the United States, according to AHA “Heart Disease and Stroke Statistics — 2004 Update,” multiplied by three, the estimated average number of grafts per bypass patient, according to a recent study published in the Journal of the American Medical Association.

Business Strategy

      Our mission is to develop and commercialize technologies to treat diseases of the heart, with an initial focus on the Holly Graft System for use in CABG. The key elements of our strategy in support of this mission are to:

•	Coordinate Clinical Studies to Maximize Commercial Potential of the Holly Graft System. We are devoting most of our current efforts to initiating the clinical trial and obtaining regulatory clearances for the Holly Graft System. We expect the first human implant of the Holly Graft System to take place in Brisbane, Australia, in the fourth quarter of 2004. We expect to initiate our human clinical trials in Europe during the second quarter of 2005, and the United States during 2005.

•	Establish Cardiac Surgery Sales and Marketing Capabilities. We are in the process of establishing our international sales and marketing distribution network. Our management team has successfully implemented similar strategies for innovative cardiac surgery products, such as certain types of pacemakers and heart valves, throughout the world.

•	Educate Physicians and Patients about our Holly Graft System Procedure. We believe education of physicians and patients about technology alternatives to traditional SVG and our procedure will be critical to our success. We intend to develop physician training and education programs, which will emphasize the clinical efficacy and ease of use of our Holly Graft System. We also intend to increase our use of patient-oriented marketing materials for use by physicians to inform patients of the availability and potential benefits of our Holly Graft System.

•	Focus on New Product Technology and Product Enhancements. We intend to focus on new products and technologies, as well as on improvements to our Holly Graft System. We believe that our expertise in the design and development of technologies for minimally invasive, off pump technologies will continue to evolve and represent an opportunity for us.

Clinical Status

      We expect the first human implant of the Holly Graft System to take place in Brisbane, Australia, in the fourth quarter of 2004. This first human implant will not provide sufficient data to conclude that the Holly Graft System will function as intended in human patients. Rather, we will be able to accurately evaluate the performance of the Holly Graft System in humans only after extensive testing in large numbers of patients over a period of years. We expect to continue our implant efforts in Australia and plan to rely on a provision under Australian law intended to allow individual named patients with serious and, in many instances, critical conditions compassionate access to potentially life-saving products not otherwise available in Australia or approved by Australian authorities. This provision, referred to as the Special Access Scheme, or SAS, is administered by Australia’s Therapeutic Goods Administration, and leaves to the treating physician and the patient the decision to use the product without approval from the Therapeutic Goods Administration. In compliance with the SAS, leading cardiothoracic surgeons in Australia have identified coronary artery disease patients for whom no other treatment options are available and the Holly Graft System would be suitable. The Company is working closely with cardiothoracic surgeons who have requested the Holly Graft System for treatment of their patients pursuant to the SAS. Our first Australian human implants will be conducted on a statistically insignificant number of human patients and are not intended to evaluate the effectiveness of the Holly Graft System for clinical trial purposes. Based on the results of our preclinical animal testing and our human implants in Australia, and assuming our initial human clinical trials to be conducted in international venues beginning in 2005 are successful, in 2005 we plan to file an application for an IDE with the FDA seeking to initiate human clinical trials for the Holly Graft System in the United States. The Holly Graft System is a Class III Device which will require PMA by the FDA. Based on our analysis of the FDA’s review of relatively similar medical devices, we anticipate the primary endpoints of our pivotal FDA clinical trial will be a six-month angiographic follow-up to assess patency and a twelve-month clinical follow-up. We anticipate that these trials will commence in 2005 and the earliest they will end is the fourth quarter of 2007. We will seek to introduce the Holly Graft System into the United States market for commercialization in 2008.

Our ability to achieve these goals by the dates indicated is subject to various risks described above under the heading “Risk Factors” including our need to obtain regulatory approval in the United States and in foreign jurisdictions, and our expected need to obtain one or more licenses from Angiotech with respect to the use of paclitaxel in polymer coatings for implantable medical devices. We are currently discussing such licenses, while contemporaneously investigating alternative coatings and processes that we believe will be effective alternatives to Angiotech’s technologies. We may not be able to successfully negotiate such license agreements with Angiotech until we receive regulatory approval to commercialize the Holly Graft System or may not be able to obtain such license agreements in any event. As detailed above, we do not expect to obtain FDA approval until 2008. Our success depends on the development and commercialization of the Holly Graft System.

      As is typical in the medical technology industry, we plan to seek regulatory approvals to market the Holly Graft System in certain international markets before seeking FDA approval in the United States. We will likely market our product in international markets with a network of experienced cardiovascular surgery representatives. In the United States, we anticipate that the Holly Graft System will be marketed using a combination of a direct sales force and independent representatives. We are collaborating with qualified partners in such areas as drugs, polymers, coating technologies, the manufacture of graft material and the production of alloy components.

Research and Development Efforts

      We have devoted four years to the development of the Holly Graft System. In that time we have made significant progress on the design and testing of each core component. During our preclinical evaluation of the Holly Graft System, we believe we have addressed issues that are commonly encountered in developing cardiovascular devices such as injury to the vessel wall, hyperplasia and blood clot formation. However, there can be no assurance that such solutions will be effective in human beings or that we will be able to solve other problems as they arise.

      Our current research and development efforts have been primarily focused on commercializing the Holly Graft System. To that end, we are continuing to evaluate the evolving field of device coatings, including polymers and drugs or biological agents to enhance the effectiveness of the Holly Graft System. We are in the early stages of evaluating two possible drug compounds summarized as follows:

•	Compound A — We have entered into a supply agreement with a large pharmaceutical company for the evaluation of a FDA-approved oncology drug for use as the active component to mitigate the formation of new tissue on or in the Holly Graft System.

•	Compound B — We have performed in vitro evaluation of an unapproved drug for use as the active component to mitigate the formation of new tissue growth on/in the Holly Graft System. We expect to begin porcine studies using Compound B by the fourth quarter of 2004.

      Additionally, we continue to evaluate new and evolving technologies to bind and release drugs on the Holly Graft System. We are currently evaluating an unapproved drug binding and eluting technology that could be used as a possible substitute for the polymer technologies we are currently testing.

      The above mentioned technologies provide us with drug-coating alternatives that have the potential to reduce our reliance on any one drug, technology or supplier.

      Our long term research and development initiatives are consistent with trends we believe exist in the cardiac surgery industry and will focus on less invasive procedures and improving patient outcomes. We plan to leverage our internal research team and our Scientific Advisory Board to make enhancements to the Holly Graft System that would concentrate on incorporating minimally invasive surgical methods, anastomotic/ connector technology and possibly robotic surgery. All of the aforementioned efforts, if successful, are intended to advance the Holly Graft System by making the procedure more tolerable for patients, reducing surgical trauma and reducing patients’ length of stay in the hospital.

Sales and Marketing

      We plan to seek regulatory approvals to market the Holly Graft System in international markets before obtaining FDA approval in the United States. Our international marketing strategy will combine the substantial cardiovascular experience of our management team with a network of experienced cardiovascular surgery representatives to sell our product in international markets. We believe that our distribution partners will provide a rapid and cost efficient means of increasing market penetration and commercial acceptance of the Holly Graft System in key international markets. We believe we will be able to attract experienced cardiac surgery sales organizations and people familiar with local markets and customs to serve as our representatives.

      We do not currently have any distributors, but we anticipate that we will be able to add distributors in each foreign jurisdiction as soon as we obtain regulatory approval to sell our products in such jurisdiction. We anticipate that each of our independent distributors will have the exclusive right to sell the Holly Graft System within a defined territory. We anticipate that most of our distributor agreements will establish quotas for sales of the Holly Graft System in the distributor’s territory. We also anticipate that under most of the distributor agreements, we may, at our option, terminate the agreement upon the departure of certain key employees of the distributor, if our company experiences a change in control, or if key performance criteria are not met. We intend to sell the Holly Graft System to each distributor F.O.B. Minneapolis, Minnesota. We anticipate that sales to international distributors will be denominated in United States dollars.

      Once we obtain regulatory approval, which process could take several years to complete, if ever, we intend to market our products in the United States through a direct sales organization. We will focus our sales and marketing efforts on developing awareness of our Holly Graft System in the approximately 900 United States open heart centers. Our sales, marketing and customer service personnel will provide professional sales, marketing and promotional support to our independent distributors.

      Currently, we operate in one medical industry segment, the sale of artificial grafts for coronary bypass surgery.

Manufacturing

      We presently assemble the Holly Graft System in a controlled clean room environment at our facility in a suburb of Minneapolis, Minnesota. Our manufacturing operation currently consists of assembling, inspecting, testing and packaging all of the components into a finished product, and then sterilizing the product prior to shipment for use in our animal studies and we intend to use the same manufacturing operation prior to shipment for use in human implants. As of the date of this memorandum, no shipments of our product have been made.

      We have an agreement with SurModics, Inc. regarding the use of its polymer coating technology. Our agreement with SurModics grants us a license under the company’s patent rights, know-how and trademarks relating to such coating technology. This right includes our right to appoint third party distributors of finished products and, subject to the consent of the licensing company, to contract with third party manufacturers for the application of the coating technology. Under the terms of this agreement, we may also elect to have SurModics provide us with technical support regarding the process of coating products. We have not determined whether we will develop these capabilities internally or contract these steps out to third parties. In addition, SurModics has also agreed to supply us with reasonable quantities of chemicals, or reagents, used in the coating technology. We may terminate this agreement without cause upon 90 days’ prior written notice, and, upon termination, we shall have no further rights other than to sell any existing inventory for a period of 18 months thereafter. SurModics may terminate this agreement on 90 days’ prior written notice for a material breach or default by us that is not cured within the 90 days. We have also entered into a clinical coating agreement with SurModics which provides that SurModics will coat certain components in up to 1,000 of our Holly Graft Systems with a drug combination for use in human clinical trials. This agreement terminates on December 31, 2005.

      We are continuing to discuss obtaining any necessary licenses from Angiotech with respect to the use of paclitaxel in polymer coatings for implantable medical devices. We are also pursuing licenses and supply agreements to other drug combinations that could be effective options to Angiotech’s technologies should we be unable to obtain the licenses from Angiotech, or should the other drug combinations be superior to Angiotech’s technologies. We may not be able to successfully negotiate such license agreements with Angiotech until we receive regulatory approval to commercialize the Holly Graft System, if ever. We do not expect to obtain FDA approval until 2008. Securing a license from Angiotech or for an alternative to Angiotech’s technologies may prove to be critical to the commercialization of our Holly Graft System, and there is no assurance such a license will be obtained.

Competition

      The cardiac surgery medical device market is highly competitive. Companies with significantly greater financial, technical, research, marketing, sales and distribution and other resources, including Medtronic, Inc., Guidant Corporation, St. Jude Medical, Inc., Thoratec Corporation and Edwards Lifesciences Corporation, are working on products similar to our artificial coronary graft as well as other competing products or therapies, including stenting, angioplasty and pharmacological therapies.

      We currently face direct competition from CardioTech International, Inc., a company that is in human clinical trials evaluating an artificial coronary bypass graft. There can be no assurance that our competitors or future competitors will not succeed in developing or marketing technologies and products that demonstrate better safety or effectiveness, clinical results, ease of use or lower cost than our Holly Graft System or that such competitors will not succeed in obtaining regulatory approval for, introducing or commercializing any such products prior to us. Any of the above competitive developments could have a material adverse effect on our business, financial condition and results of operations. There is no assurance that products or technologies introduced subsequent to the commercialization of the Holly Graft System will not render the Holly Graft System obsolete.

Patents and Proprietary Technology

      Our policy is to protect our proprietary position by obtaining United States and foreign patents to protect technology, inventions and improvements important to the development of our business. To date we have obtained two United States patents, applied for four additional United States patents on various aspects of the Holly Graft System, and have filed foreign applications in the European Union, Japan, China, Australia, Brazil, Canada, Argentina and Hong Kong. Our United States patents have expiration dates of January 26, 2020. Any foreign patents corresponding to our United States patents may have terms or expiration dates that vary from the corresponding United States patent, depending on factors such as the payment of annuities, working requirements applicable to particular countries, and other national laws and requirements. Additionally, we have obtained non-exclusive licenses from several of our suppliers for critical components of the Holly Graft System. We cannot be certain that our patents will not be challenged or circumvented by competitors.

      We also rely on trade secrets and technical know-how in the manufacture and marketing of the Holly Graft System. We typically require our employees, consultants and contractors to execute confidentiality agreements with respect to our proprietary information.

      We have United States federal trademark applications pending for the following marks: “Holly Graft” and “CABG Medical.” In each of these applications, the relevant goods at issue are “Medical apparatus, namely devices for use in coronary artery bypass graft surgery procedures.” We have also filed trademark applications in Canada and the European Community on the “Holly Graft” and “CABG Medical” trademarks. We also have registered the Internet domain name: www.cabgmedical.com.

      We are continuing to discuss any necessary licenses from Angiotech with respect to the use of paclitaxel in polymer coatings for implantable medical devices. We may not be able to successfully negotiate such license agreements until we receive regulatory approval to commercialize the Holly Graft System, if ever. We do not expect to obtain FDA approval until 2008. We are also pursuing licenses to other drug combinations that could be effective options to Angiotech’s technologies should we be unable to obtain the licenses from Angiotech, or should the other drug combinations be superior to Angiotech’s technology.

      Among the Angiotech Patent Holdings is European Patent No. EP0706376B1 (the ’376 patent) that was granted in May 1997. An opposition proceeding against the ’376 patent was brought in the European Patent Office by several parties in March 1998. A decision by the Opposition Division of the European Patent Office in August 2000 revoked the ’376 patent based upon the unpatentability of certain claims thereof. Angiotech subsequently appealed the ruling, and the review process of the claims contained in the ’376 patent is ongoing.

      The Angiotech Patent Holdings further include European Patent No. EP0711158B1 (the ’158 patent), which was granted in October 2003. The ’158 patent is also currently being opposed in the European Patent Office.

      We are therefore monitoring the standing of the Angiotech Patent Holdings throughout the world, as rulings against the Angiotech Patent Holdings in any jurisdiction may effectively limit the scope of patent coverage that Angiotech can validly assert against unlicensed users of the technologies referred to in the Angiotech Patent Holdings. We are unable to predict whether any legal proceedings against the Angiotech Patent Holdings will be successful or how such proceedings may affect our need for license under the Angiotech Patent Holdings in order to commercialize the Holly Graft System using a paclitaxel coating.

Government Regulation

      Our Holly Graft System is regulated in the United States as a medical device by the FDA under the Federal Food, Drug and Cosmetic Act, or FD&C Act. Under the FD&C Act, medical devices are required to be safe and effective and the FDA is given the authority to regulate the research, testing, manufacturing, labeling, storage, record keeping, advertising and distribution of medical devices. The FDA classifies our Holly Graft System as a Class III device, which is subject to the highest level of controls. Noncompliance with applicable regulations can result in suspension of production, withdrawal of prior approvals, fines, injunctions, recall of products, civil penalties and criminal prosecution. As of the date of this memorandum we have not submitted our IDE to the FDA. We anticipate submitting our IDE during the second quarter of 2005. We anticipate that these trials will commence in 2005 and the earliest they will end is the fourth quarter of 2007. If we have completed enrollment and obtained sufficient clinical data, we anticipate filing our application for PMA in 2007. We will seek to introduce the Holly Graft System into the United States market for commercialization in 2008.

      We also are subject to FDA regulations concerning manufacturing processes and reporting obligations. These regulations require that manufacturing steps be performed according to FDA standards and in accordance with documentation, control and testing standards. The FDA monitors compliance with its good manufacturing practices regulations by conducting periodic inspections. We are required to provide information to the FDA on adverse incidents as well as maintain a detailed record keeping system in accordance with FDA guidelines. We expect that our manufacturing facility will be subject to domestic and international regulatory inspection and review.

      The advertising of our product also is subject to both FDA and Federal Trade Commission regulations. In addition, we will be subject to the Anti-kickback Statute and regulations promulgated by the United States Department of Health and Human Services and the Centers for Medicare and Medicaid Services, or CMS, if we sell the Holly Graft System to Medicare or Medicaid patients.

      Regulation of implantable cardiac surgery medical devices varies widely in foreign countries. Foreign countries vary from having no regulations to having a pre-market notice or pre-market acceptance process. The European Union has adopted rules which require that medical products receive the right to affix the CE mark, an international symbol that denotes conformity with European standards for safety and allows certified devices to be marketed in all European Union countries. As part of the CE compliance, manufacturers are required to comply with the ISO 9000 series of standards for quality operations.

Third Party Reimbursement

      In the United States, healthcare providers that purchase medical devices, such as our product, generally rely on third-party payors, including Medicare, Medicaid, private health insurance carriers and managed care organizations, to reimburse all or part of the cost and fees associated with the procedures performed using these devices. The commercial success of the Holly Graft System will depend on the ability of health care providers to obtain adequate reimbursement from third-party payors for the surgical procedures in which our products are used. Third-party payors are increasingly challenging the pricing of medical products and procedures. Even if a procedure is eligible for reimbursement, the level of reimbursement may not be adequate. In addition, third-party payors may deny reimbursement if they determine that the device used in the treatment was not cost-effective or was used for a non-approved indication.

      Based on statistics obtained from the AHA, the treatment of coronary atherosclerosis in the United States results in a total cost of approximately $35.1 billion. Furthermore, the average mean charge for a bypass procedure is approximately $61,000. We believe that areas for procedure cost savings and facility economics should be attainable from the utilization of the Holly Graft System based on reductions of operating room time due to the ease of use of our device and the elimination of infections and complications resulting from harvesting vessels from a patient’s legs and arms.

      We believe that we will pursue reimbursement with a drug coated stent as a predicate device for our vessel connector, which is also a coronary device with a drug combination. Additionally, we believe that we will pursue reimbursement for the graft component of our device under existing codes for ePTFE vascular graft. There is no assurance that we will be able to achieve reimbursement through this approach.

      In international markets, market acceptance of the Holly Graft System will depend in part upon the availability of reimbursement from healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country. The main types of healthcare payment systems in international markets are government sponsored healthcare and private insurance. Countries with governmental sponsored healthcare, such as the United Kingdom, have a centralized, nationalized healthcare system. New devices are brought into the system through negotiations between departments at individual hospitals at the time of budgeting. In Japan, France and Germany, the government sets an upper limit of reimbursement for various medical products. In most foreign countries, there are also private insurance systems that may offer payments for alternative devices.

      We will pursue reimbursement for our Holly Graft System internationally through our independent distributors. While the healthcare financing issues in these countries are substantial, we hope to be able to sell the Holly Graft System to private clinics and nationalized hospitals in each of the countries served by our distributors.

Product Liability and Insurance

      Cardiovascular device companies are subject to an inherent risk of product liability and other liability claims in the event that the use of their products results in personal injury. An artificial coronary bypass graft is a life-sustaining device, and the failure of any such graft could result in injury to or disability or death of the patient. We expect the first human implant of the Holly Graft System to take place in Brisbane, Australia in the fourth quarter of 2004. Any product liability claim could subject us to costly litigation, damages and adverse publicity.

      As we initiate human clinical trials, we will attempt to procure product liability insurance policy with an annual coverage limit of $1 million in the aggregate. We are responsible for any uninsured claims or claims which exceed the insurance policy limits. Product liability insurance is expensive for mechanical medical devices. If insurance becomes completely unavailable, we must either develop a self-insurance program or sell without insurance. The development of a self-insurance program would require significant capital.

Employees

      As of October 29, 2004, we had eight full-time employees and one part-time employee, of whom four are engaged in research and development (including clinical and regulatory affairs), two in production (including document control) and three in marketing, sales and administrative activities.

Facilities

      We lease approximately 7,400 square feet of space in a suburb of Minneapolis, Minnesota. The lease expires in January 2007. We believe that these facilities are adequate to meet our current and reasonably foreseeable requirements. We believe that we can obtain additional space, if required, on commercially reasonable terms.

Legal Proceedings

      We are currently not a party to any legal proceedings.

MANAGEMENT

Executive Officers and Directors

Name	Age	Position

Manny Villafaña(1)(2)	64	Chairman & Chief Executive Officer
John L. Babitt, CPA(3)	34	Director, President, Chief Operating Officer & Chief Financial Officer
A. Jay Graf(1)(2)(3)(4)	56	Director
Robert E. Munzenrider(3)(4)	59	Director
Arch C. Smith(1)(2)(3)(4)	49	Director

(1)	Member of Compensation Committee

(2)	Member of Governance/ Nominating Committee

(3)	Has agreed to become a Director immediately upon completion of this offering

(4)	Member of Audit Committee

      Manny Villafaña is the founder, CEO and Chairman of the Board of CABG Medical, Inc. Mr. Villafaña has more than 37 years experience in the medical industry. He founded ATS Medical, Inc. to develop, manufacture and market a next-generation pyrolytic carbon bileaflet mechanical heart valve and has served as Chief Executive Officer, Chairman of the Board and a Director from the ATS’s inception in 1987 through May 2004. From 1983 to 1987, Mr. Villafaña served as Chairman of GV Medical, Inc. a company co-founded by Mr. Villafaña to develop, manufacture and market the LASTAC System, a laser transluminal angioplasty catheter system. From 1976 to 1982, Mr. Villafaña served as President and Chairman of St. Jude Medical, Inc. a company founded by Mr. Villafaña to develop, manufacture and market a pyrolytic carbon bileaflet mechanical heart valve. From 1972 to 1976, he served as President and Chairman of Cardiac Pacemakers, Inc. (now a division of Guidant Corporation), a company founded by Mr. Villafaña to develop, manufacture and market a new generation of lithium powered pacemakers.

      John L. Babitt, CPA, joined our company in August 2003, as President, Chief Operating Officer and Chief Financial Officer. Mr. Babitt joined our company from Bioheart, Inc. where he served as Chief Financial Officer and Vice President of Finance from 2000 to August 2003. Mr. Babitt was responsible for structuring strategic investor transactions and procuring contract manufacturing operations for Bioheart’s biologic and medical device activities. Prior to Bioheart, Mr. Babitt was with Ernst & Young LLP where his most recent position was Senior Manager in the Mergers & Acquisitions (“M&A”) Group. His primary responsibility in such capacity involved the supervision of the acquisition/financing of businesses by financial and strategic buyers in the technology and healthcare industries. Mr. Babitt holds a Bachelor of Arts degree specializing in accounting and a Masters of Business Administration with a concentration in finance from the University of Miami. Mr. Babitt is a Certified Public Accountant. Mr. Babitt has agreed to join our Board of Directors immediately following this offering.

      A. Jay Graf retired effective June 2004 as a Group Chairman, Office of the President, for Guidant Corporation. Prior to this assignment, Mr. Graf served as President of Guidant’s Cardiac Rhythm Management Division, a position he held since Guidant was formed in 1994. Prior to the formation of Guidant Corporation Mr. Graf was President of Cardiac Pacemakers, Inc., the business of which is now part of Guidant Corporation’s Cardiac Rhythm Management group. Mr. Graf graduated from Boston University with a Bachelor of Science degree in economics and earned a Master of Business Administration degree in finance from Indiana University. Mr. Graf serves on the board of directors for American Medical Systems, Inc., and the National Association of Manufacturers. He is also a member of the Board of Overseers for the University of Minnesota, Carlson School of Management. Mr. Graf has agreed to join our Board of Directors immediately following this offering.

      Robert E. Munzenrider is a retired financial and operating executive. From 2000 to 2002, Mr. Munzenrider was President of Harmon AutoGlass, a subsidiary of Apogee Enterprises, Inc. In 1999, he served as Vice President and Chief Financial Officer of the Glass Services Segment of Apogee Enterprises. He also served as Executive Vice President and Chief Financial Officer of Eliance Corp., an e-commerce service provider, during part of 1999. From 1998 to 1999, Mr. Munzenrider served as Vice President and Chief Financial Officer of St. Jude Medical, Inc. Mr. Munzenrider serves on the board of directors for ATS Medical, Inc. and Viad Corp. He is also a Trustee on the University of Montana Foundation. Mr. Munzenrider has agreed to join our Board of Directors immediately following this offering.

      Arch C. Smith is currently an active private investor focusing on medical technologies. From 1984 to 2003, Mr. Smith worked for Piper Jaffray, a Minneapolis-based investment bank. Mr. Smith contributed in roles of increasing responsibility and most recently as a senior healthcare analyst and Managing Director for equity research, specializing in medical technology companies. Mr. Smith initially covered large capitalization stocks in the cardiovascular device arena, but later shifted the focus of his practice to small capitalization medical technology companies where he was responsible for identifying many of the new and emerging technologies that have changed the way healthcare is delivered today. Mr. Smith serves on the board of the Minneapolis Heart Institute Foundation and is a graduate of Bowdoin College and the Tuck School of Business at Dartmouth. Mr. Smith has agreed to join our Board of Directors immediately following this offering.

Board Committees

      Audit Committee. At the closing of this offering, we expect that our audit committee will be composed of Messrs. Graf, Munzenrider and Smith. We anticipate that Mr. Munzenrider will chair the committee. Our audit committee will assist our Board of Directors in its oversight of:

•	The integrity of our financial statements;

•	Our independent registered public accounting firm’s qualifications and independence; and

•	The performance of our independent auditors.

      The audit committee will have the sole and direct responsibility for appointing, evaluating and retaining our independent registered public accounting firm and for overseeing their work. All audit services to be provided to us and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors must be approved in advance by our audit committee.

      Compensation Committee. At the closing of this offering, we expect that our compensation committee will be composed of Messrs. Graf, Smith and Villafaña. We anticipate that Mr. Graf will chair the committee. The purpose of our compensation committee is to discharge the responsibilities of our Board of Directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee will include:

•	Reviewing and recommending approval of compensation of our executive officers;

•	Administering our stock incentive and employee stock purchase plans; and

•	Reviewing and making recommendations to our Board with respect to incentive compensation and equity plans.

      Governance/ Nominating Committee. At the closing of this offering, we expect that our governance/nominating committee will be composed of Messrs. Graf, Smith and Villafaña. We anticipate that Mr. Villafaña will chair the committee. Our governance/ nominating committee will:

•	Identify and recommend nominees for election to our Board of Directors;

•	Develop and recommend to our Board our corporate governance principles; and

•	Oversee the evaluation of our Board and management.

Compensation Committee Interlocks and Insider Participation

      We did not have a compensation committee in 2003. However, Messrs. Villafaña and Babitt, both officers of the company, participated in the deliberations regarding executive compensation during such fiscal year. None of our executive officers has served as a member of the compensation committee, or other committee serving an equivalent function, of any other entity, one of whose executive officers served as a member of our compensation committee.

Election of Directors

      Our Bylaws state that our Board shall consist of one or more directors and we currently have one director, Manny Villafaña. At each annual meeting, the shareholders shall set the number of directors; between annual meetings, the number of directors may be increased by the Board of Directors. Immediately following this offering, the board will increase the number of directors to five by electing John L. Babitt, A. Jay Graf, Robert E. Munzenrider and Arch C. Smith to the Board.

Director Compensation

      Each member of our Board of Directors who is not a company employee receives a one-time grant of 50,000 shares of restricted common stock. Such stock vests ratably over a four-year period and has an exercise price equal to the fair market value of our common stock on the date of the grant. Each member of our board of directors who is not a company employee also receives a meeting fee of $1,000 for each full Board meeting attended and $500 for each committee meeting attended. The chair of our audit committee receives annual compensation equal to $10,000. In addition, we reimburse each member of our Board of Directors who is not a company employee for reasonable travel and other expenses in connection with attending meetings of the Board of Directors.

Scientific Advisory Board

      We have established a scientific advisory board made up of leading experts in the field of cardiac surgery and coronary heart disease. Members of our scientific advisory board consult with us regularly on matters relating to:

•	Our research and development programs;

•	The design and implementation of our clinical trials;

•	Market opportunities from a clinical perspective;

•	New technologies relevant to our research and development programs; and

•	Scientific and technical issues relevant to our business.

      Our scientific advisory board has no authority to act on behalf of the company and therefore serves only in an advisory role. As compensation for serving on our advisory board, Dr. Richard Gray received a grant of 150,000 shares of our common stock, while Dr. Stuart Jamieson and Dr. Clifton Lewis each received an option to purchase 50,000 shares of our common stock. We anticipate using restricted stock as compensation for future advisory board members. There are no other compensation agreements with our advisory board members and any future compensation will be determined by our Board of Directors.

      The current members of our scientific advisory board are:

Name	Professional Affiliation

Richard Gray, M.D.	Cardiologist, California Pacific Medical Center, San Francisco, California
Stuart W. Jamieson, M.D.	Professor and Head, Thoracic & Cardiovascular Surgery, University of California San Diego President, California Heart & Lung Institute
Clifton Lewis, M.D.	Cardiac Surgeon, Sarasota Memorial Hospital, Sarasota, Florida

Executive Compensation

      The following table sets forth the compensation paid or accrued during the years ended December 31, 2002 and 2003 for executive compensation in excess of $100,000. We refer to these officers collectively as our named executive officers.

Summary Compensation Table

Long Term
		Annual Compensation			Compensation

Securities
				Other Annual	Underlying	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Compensation	Options	Compensation

Manny Villafaña	2003	—	—	$150,000	—	—
Chief Executive Officer

Stock Options Granted in 2003

      The following table provides information regarding stock options granted during 2003 to the named executive officers. We have not granted any stock appreciation rights.

      Amounts in the following table represent potential realizable gains that could be achieved for the options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are calculated based on the requirements of the Securities and Exchange Commission and do not represent an estimate or projection of our future common stock prices. These amounts represent certain assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises depend on the future performance of the common stock and overall stock market conditions. The amounts reflected in the following table may not necessarily be achieved.

Potential Realizable Value at
	Number of	% of Total			Assumed Annual Rates of
	Securities	Options			Stock Price Appreciation for
	Underlying	Granted to	Exercise or		Option Term(1)
	Options	Employees in	Base Price	Expiration
Name	Granted	Fiscal Year	($/Sh)(2)	Date	5%($)	10%($)

Manny Villafaña	—	—	—	—	—	—
John L. Babitt	275,000 (3)		$2.65	9/1/13	$1,830,942	$3,161,864

(1)	The dollar amounts under these columns are the result of calculations at rates set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, in the price of the underlying common stock. The potential realizable values are calculated using an assumed initial public offering price of $5.50 per share, the mid-point of our filing range, and assuming that the market price appreciates from this price at the indicated rate for the entire term of each option and that each option is exercised and sold on the last day of its term at the assumed appreciated price.

(2)	Exercise price is equal to the fair market value on the date of grant.

(3)	All options were granted on September 1, 2003. An option for 100,000 shares is exercisable to the extent of 25% of the shares on each of the first four anniversary dates of the date of grant; an option for 50,000 shares is exercisable upon successful completion of $15,000,000 in equity placement, or upon a corporate merger or change of control, or on September 1, 2012; an option for 25,000 shares is exercisable upon the first human implant or on September 1, 2006; and an option for 100,000 shares is exercisable upon the first clinical implant under a United States IDE or on September 1, 2012.

Aggregated Option Exercises in 2003 and Year-End Option Values

      The following table provides information about the number of shares issued upon option exercises by our named executive officers as of October 29, 2004, and the value realized by our named executive officers. The table also provides information about the number and value of options held by our named executive officers at October 29, 2004.

			Number of Unexercised
			Securities Underlying		Value of Unexercised
	Shares		Options at		In-the-Money Options
	Acquired		December 31, 2003		at December 31, 2003(1)
	on
Name	Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Manny Villafaña	—	—	0	0	$0	$0
John L. Babitt	—	—	0	275,000	$0	$921,250

(1)	There was no public trading market for our common stock as of September 2, 2004. Accordingly, as permitted by the rules of the Securities and Exchange Commission, we have calculated the value of unexercised in-the-money options assuming an initial public offering price of $5.50 per share, the mid-point of our filing range, less the aggregate exercise price.

Equity Compensation Plans

Long-Term Incentive Plan

      In 2000, we adopted our 2000 Long-Term Incentive Plan (the “Plan”). The Plan permits the granting of awards to our employees in the form of restricted stock, stock appreciation rights, other stock-based awards and incentive or nonqualified stock options. Stock options granted under the Plan may be “incentive stock options” meeting the requirements of Section 422 of the IRS Code of 1986 as amended (the “Code”) or nonqualified options which do not meet the requirements of Section 422. As of the date of this offering, there are 6,000,000 shares of Common Stock reserved under the Plan, of which options to purchase 1,297,500 shares are outstanding under the Plan with a weighted average exercise price of $1.45 per share. Options to purchase 496,500 shares have been exercised.

Employment Agreements

      We have entered into a consulting agreement with Mr. Villafaña and an employment agreement with Mr. Babitt providing for an annual salary, stock options and such benefits in the future as may be approved by the Board of Directors. These agreements also contain change of control provisions pursuant to which, upon a merger in which more than 50% of our voting stock is acquired by a third party, an acquisition of more than 20% of our voting stock by anyone other than Mr. Villafaña, the sale of substantially all of our assets, a liquidation, or a change in the control of our board, Mr. Villafaña and Mr. Babitt will receive severance payments equal to their monthly salary for 36 and 24 months, respectively.

Limitation of Liability and Indemnification of Directors and Officers

      Section 302A.521 of the Minnesota Business Corporation Act provides that unless prohibited or limited by a corporation’s articles of incorporation or bylaws, a corporation must indemnify its current and former officers, directors, employees and agents against expenses (including attorneys’ fees), judgments, penalties, fines and amounts paid in settlement which, in each case, were incurred in connection with actions, suits or proceedings in which such person is a party by reason of the fact that he or she was an officer, director, employee or agent of the corporation, if such person i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions, ii) acted in good faith, iii) received no improper personal benefit and statutory procedure has been followed in the case of any conflict of interest by a director, iv) in the case of any criminal proceedings, had no reasonable cause to believe the conduct was unlawful, and v) in the case of acts or omissions occurring in the person’s performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member, employee or agent, reasonably believed that the conduct was in the best interests of the corporation, or, in the case of performance by a director, officer, employee or agent of the corporation as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the corporation. Section 302A.521 requires the corporation to advance, in certain circumstances and upon written request, reasonable expenses prior to final disposition. Section 302A.521 also permits a corporation to purchase and maintain insurance on behalf of its officers, directors, employees and agents against any liability which may be asserted against, or incurred by, such persons in their capacities as officers, directors, employees and agents of the corporation, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of such section.

      Our articles of incorporation limit personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by the Minnesota Business Corporation Act. Our articles of incorporation eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on i) the director’s duty of loyalty to us, ii) acts or omissions not made in good faith, iii) acts or omissions involving intentional misconduct, iv) payments of improper dividends, v) violations of state securities laws and vi) acts occurring prior to the date such provision establishing limited personal liability was added to our articles. Any amendment to or repeal of such provision shall not adversely affect any right or protection of a director of ours for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. Our restated bylaws provide that each director and officer, past or present, and each person who serves or may have served at our request as a director, officer, employee or agent of another corporation or employee benefit plan and their respective heirs, administrators and executors, will be indemnified by us to such extent as permitted by Minnesota Statutes, Section 302A.521, as now enacted or hereafter amended.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

      We also describe below certain other transactions with our directors, executive officers and stockholders.

      On December 3, 1999, we issued 2,000,000 shares of our common stock to Mr. Villafaña in satisfaction of our obligation to Mr. Villafaña regarding $50,000 of expenses he incurred on our behalf. On October 16, 2000, as part of a charity event, Mr. Villafaña gifted 1,000 shares of his stock. On March 17, 2003, Mr. Villafaña received 3,998,000 shares in connection with a three-for-one stock split, bringing his total number of shares to 5,997,000, or 58.1% of our outstanding shares prior to this offering.

      Pursuant to a June 5, 1996 Technology Transfer Agreement, ATS Medical, Inc. transferred to Manny Villafaña, then an officer and shareholder of ATS, all right, title and interest owned by ATS in a synthetic vascular graft device incorporating a manifold connection to the native artery, with respect to which ATS had performed preliminary design work. In exchange for this transfer, the Technology Transfer Agreement obligates Mr. Villafaña, or any person or entity to whom Mr. Villafaña assigns the technology, to pay to ATS a royalty on net sales of any product resulting from the transferred technology for the life of any United States patent covering any such product, or if no patent is issued, for a period 17 years from June 5, 1996.

      On June 3, 2004, together with ATS and Mr. Villafaña, we amended the June 5, 1996 Technology Transfer Agreement to provide for reduced royalty rates on sales of products prior to obtaining regulatory approvals and depending on the jurisdiction in which the product is sold. The amendment provides that the royalty is payable only with respect to products covered by the claims of our two issued patents. In the amendment, ATS acknowledged its consent to Mr. Villafaña’s assignment to us of his rights and obligations under the June 5, 1996 Technology Transfer Agreement. The June 3, 2004 amendment will become null and void in the event of a change of control or sale of our company. In such event, the terms of the June 5, 1996 Technology Transfer Agreement will again apply to us and we will lose the benefit of the reduced royalty rates under the amendment. In order to confirm his assignment of technology to us, Mr. Villafaña entered into a Technology Transfer Agreement dated July 15, 2004 pursuant to which he assigned to us all of his right, title and interest in any technology related to our product and the various patents we have filed as well as any developments and improvements in such technology that Mr. Villafaña may conceive, develop or make after July 15, 2004. As consideration for such transfer by Mr. Villafaña, we agreed to assume his entire obligation to make royalty payments under the agreement with ATS.

      Mr. Villafaña is a significant shareholder of ATS and served on ATS’s board of directors until May 10, 2004. Mr. Villafaña has also served as a consultant to ATS and continues to receive payment from ATS under the terms of a non-compete agreement.

      On April 1, 2003 we entered into a consulting agreement with Mr. Villafaña. The agreement provides for future annual compensation of $225,000 through April 1, 2008. For the year ended December 31, 2003, we paid $150,000 in connection with the consulting agreement. For the nine months ended October 2, 2004 we paid $162,000 in connection with the consulting agreement.

PRINCIPAL STOCKHOLDERS

      The following tables set forth as of October 29, 2004, and as adjusted to reflect the sale of the shares offered hereby, certain information regarding beneficial ownership of our common stock by:

•	Each person known to us to be the beneficial owner of more than 5% of our common stock;

•	Each named executive officer;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

      We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. As of October 29, 2004, we had 11,391,725 shares of common stock on a fully-diluted basis. Unless otherwise indicated, each person named or included in the group has sole voting and investment power with respect to the shares of common stock set forth opposite the shareholder’s name. Shares not outstanding but deemed beneficially owned by virtue of the individual’s right to acquire them as of October 29, 2004, or within 60 days of such date, are treated as outstanding when determining the percent of the class owned by such individual and when determining the percent owned by the group. The percentages in the “Shares Beneficially Owned After the Offering” column assume that the underwriters do not exercise their over-allotment option to purchase up to 825,000 additional shares. Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o CABG Medical, Inc. 14505 21st Avenue North, Suite 212 Minneapolis, Minnesota 55447. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. We have based our calculation of the percentage of beneficial ownership on 10,322,975 shares of common stock outstanding on October 29, 2004 and shares of common stock outstanding upon the closing of this offering.

	Shares of
	Common Stock		Shares
	Beneficially Owned		Beneficially Owned
	Prior to the Offering		After the Offering

Name of Beneficial Owner	Number	Percent	Number	Percent

Manny Villafaña	5,997,000	58.1%	5,997,000	37.9%
John L. Babitt(1)	75,000	*	75,000	*

All executive officers and directors as a group (2 persons)(1)	6,072,000	58.4%	6,072,000	38.2%

*	Less than one percent.

(1)	Includes 75,000 shares that may be acquired upon exercise of currently exercisable options immediately following this offering.

DESCRIPTION OF CAPITAL STOCK

General

      Pursuant to our Articles of Incorporation, we have 60,000,000 shares of authorized capital stock, which consists of 54,000,000 shares of common stock and 6,000,000 shares of undesignated stock. As of October 29, 2004, 10,322,975 shares of common stock were outstanding.

Common Stock

      Holders of common stock are entitled to receive such dividends as are declared by the Board of Directors, out of funds legally available for the payment of dividends. We expect to retain any earnings to finance development of our business. Accordingly, we do not anticipate payment of any dividends on our common stock for the foreseeable future.

      In the event of any liquidation, dissolution or winding up, the holders of each share of common stock are entitled to share equally in any balance of our assets available for distribution.

      Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. There is no cumulative voting for election of directors, which means that a majority of the stockholders may elect all of the members of the Board of Directors. Holders of common stock have no preemptive rights to subscribe for or to purchase any additional shares of common stock or other obligations convertible into shares of common stock or preferred stock which we may, hereafter, issue.

      All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock are not liable for further calls or assessments.

Undesignated Shares

      Our Articles of Incorporation authorize the Board of Directors to establish more than one class or series of shares. In establishing a class or series, the Board is authorized to set the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights, and certain other rights and preferences. Although there is no current intention to do so, the Board of Directors may issue shares of a class or series of preferred stock with rights which could adversely affect the voting power of the holders of common stock. In addition, our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Anti-Takeover Provisions

      Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility and to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by our Board and to discourage an unsolicited takeover of the company, if the Board determines that such a takeover is not in the best interests of the company and our stockholders. However, these provisions could have the effect of discouraging certain attempts to acquire us which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

      Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to any acquisition of our voting stock (from a person other than the company and other than in connection with certain mergers and exchanges to which the company is a party) resulting in the acquiring person owning 20% or more of our voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by a majority vote of our stockholders prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the company within 30 days after the acquiring person has failed to give a timely information statement to us or the date the stockholders voted not to grant voting rights to the acquiring person’s shares.

      Section 302A.673 of the Minnesota Business Corporation Act generally prohibits us or any of our subsidiaries from entering into any transaction with a stockholder under which the stockholder purchases 10% or more of our voting shares (an “interested stockholder”) within four years following the date the person became an interested stockholder, unless the transaction is approved by a committee of all of the disinterested members of our Board of Directors serving before the interested stockholder acquires the shares.

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is Wells Fargo Bank, N.A. Its address is P.O. Box 64854, St. Paul, Minnesota 55164.

Listing

      We have applied to have our common stock approved for listing, subject to official notice of issuance, on the Nasdaq National Market under the symbol “CABG.” We have not applied to list our common stock on any other exchange or quotation system.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect market prices prevailing from time to time. Upon completion of this offering, we will have outstanding an aggregate of 15,822,975 shares of common stock. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our “affiliates,” as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

Sales of Restricted Shares

      The 10,322,975 shares of common stock held by 87 existing stockholders as of October 29, 2004 are “restricted securities” within the meaning of Rule 144 and will be subject to the volume, manner of sale and other limitations under Rule 144. Of these shares, 2,493,000 shares qualify as unrestricted shares under Rule 144(k). Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of our common stock.

      Our directors, officers and principal stockholders have entered into lock-up agreements in connection with the offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Stifel, Nicolaus & Company, Incorporated and Feltl and Company, which consent may be withheld in their sole discretion. Such shareholders may make gifts of our common stock within the restricted period provided the recipient agrees in advance to be bound by the lock-up restrictions. Messrs. Villafaña and Babitt have agreed to such restrictions for a period of one year. Taking into account the lock-up agreements, and assuming Stifel, Nicolaus & Company, Incorporated and Feltl & Company do not release any stockholders from these agreements, the number of restricted shares that will be available for sale in the public market under the provisions of Rule 144, 144(k) and 701 will be as follows:

•	Beginning on the effective date of this prospectus, only the shares sold in the offering will be immediately available for sale in the public market; and

•	Beginning 180 days after the effective date, approximately 3,355,293 shares of our restricted shares will be eligible for sale subject to the volume, manner of sale and other limitations under Rule 144.

•	Beginning 365 days after the effective date, approximately 6,967,682 shares of our restricted shares will be eligible for sale subject to the volume, manner of sale and other limitations under Rule 144.

•	Beginning 180 days after the effective date, approximately 2,493,000 shares of our restricted shares will be eligible for sale as unrestricted shares under Rule 144(k).

      In general, under Rule 144, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	One percent of the number of shares of common stock then outstanding, which will equal approximately 158,229 shares immediately after the offering; or

•	The average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

      Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

      Rule 701 permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

Stock Options

      We intend to file a registration statement under the Securities Act covering the shares of common stock reserved for issuance upon exercise of outstanding options. The registration statement is expected to be filed 180 days after the closing of this offering and become effective as soon as practicable after filing. Accordingly, shares registered under the registration statement will be available for sale in the open market after the effective date of the registration statement, except with respect to Rule 144 volume limitations that apply to our affiliates. See “Risk Factors — If there are substantial sales of our common stock, our stock price could decline.”

UNDERWRITING

      Under the terms and subject to the conditions in an underwriting agreement dated                     , 2004, we have agreed to sell to the underwriters named below, for whom Stifel, Nicolaus & Company, Incorporated and Feltl and Company are acting as the representatives, the following respective numbers of shares of common stock:

Number of
Underwriters	Shares

Stifel, Nicolaus & Company, Incorporated
Feltl and Company

Total	5,500,000

      Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase from us 5,500,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriting agreement provides that the underwriters’ obligations to purchase our shares are subject to approval of legal matters by counsel and to the satisfaction of other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any shares. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

Commissions and Expenses

      The underwriters propose to offer the shares to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares to securities dealers at the price to the public less a concession not in excess of $           per share. Securities dealers may reallow a concession not in excess of $           per share to other dealers. After the shares are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time. The underwriters will also receive a nonaccountable expense allowance equal to 1% of the public offering price set forth on the cover of this prospectus for the sale of all the shares sold (excluding shares sold pursuant to the overallotment option, if any).

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

      In addition to the underwriting discounts and commissions described in the table above, we have agreed to sell to the representatives a warrant, as described below, as additional underwriting compensation. We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $850,000.

Warrant

      As further compensation to the underwriters in connection with this offering, we have agreed to sell to the representatives, for nominal consideration, the warrant, or Underwriters’ Warrant, to purchase up to a total of 550,000 shares of our common stock. The Underwriters’ Warrant is not exercisable during the first year after the date of this prospectus and thereafter is exercisable at a price per share equal to 125% of the offering price set forth on the cover of this prospectus for a period of four years. The Underwriters’ Warrant contains customary antidilution provisions that are designed to maintain the economic value of the warrant in the event we issue a stock dividend, subdivide or combine outstanding shares of stock or engage in a reclassification of shares or a consolidation or merger with another company. The

Underwriters’ Warrant also grants the holder the right to participate in any registration of our common stock with the Securities and Exchange Commission that we might undertake and to demand that we register the warrant and the shares underlying the warrant. The Underwriters’ Warrant also includes a “cashless” exercise provision entitling the holder to convert the Underwriters’ Warrant into shares of our common stock. The Underwriters’ Warrant may not be sold during the offering, or sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Underwriters’ Warrant for a period of one year from the date of this prospectus, except to officers or partners of the underwriters and members of the selling group and/or their officers or partners, provided that any portion of the Underwriters’ Warrant so transferred shall remain subject to the above restrictions for the remainder of the restriction period.

Over-Allotment Option

      We have granted to the underwriters an option, exercisable not later than 45 days after the date of this prospectus, to purchase up to an aggregate of 825,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option in whole or in part only to cover over-allotments, if any, made in connection with the sale of shares offered hereby.

Lock-Up and Related Agreements

      Except as noted below, our directors, executive officers and principal stockholder have agreed with the representatives that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any of our shares of common stock or any securities convertible into or exchangeable for shares of common stock. Such shareholders may make gifts of our common stock within the restricted period provided the recipient agrees in advance to be bound by the lock-up restrictions. Messrs. Villafaña and Babitt have agreed to such restrictions for a period of one year. The representatives may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have entered into an agreement with the representatives, stating that we will not issue additional shares (with the exception of shares issued pursuant to the over-allotment option) of our common stock prior to the end of the 180-day period following the date of this prospectus, other than with respect to our issuing shares pursuant to employee benefit plans, qualified option plans or other employee compensation plans already in existence, or pursuant to currently outstanding options, warrants or other rights to acquire shares of our common stock. There are no agreements between the representatives and any of our directors, executive officers or principal stockholder releasing them from these lock-up agreements, or with us pertaining to our issuance of additional shares, prior to the expiration of the 180-day period.

Indemnification

      We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

Stabilization, Short Positions and Penalty Bids

      The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Offering Price Determination

      Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered:

•	Prevailing market conditions;

•	Our product development history;

•	Our capital structure;

•	Estimates of our business potential and earnings prospects;

•	An overall assessment of our management; and

•	The consideration of these factors in relation to market valuation of companies in related businesses.

      We intend to apply to have our common stock approved for quotation on the Nasdaq National Market under the symbol “CABG.”

Discretionary Accounts

      The representatives have advised us that they do not intend to confirm sales of the shares to discretionary accounts.

LEGAL MATTERS

      Our General Counsel is Fredrikson & Byron, P.A., Minneapolis, Minnesota. Our Intellectual Property Counsel is Haugen Law Firm PLLP, Minneapolis, Minnesota.

      The validity of the Shares being offered hereby is being passed upon for us by Fredrikson & Byron, P.A. We have received certain advice from our legal counsel in connection with the matters described herein. Such legal advice is solely for our benefit and not for any stockholder or prospective investor. Purchasers of the Shares offered hereby are not entitled to rely on any such advice and should not consider any such counsel to represent them or their interests. Certain legal matters relating to the offering will be passed upon for the underwriters by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota. Prospective investors should consult with their own legal and other counsel.

EXPERTS

      The financial statements of CABG Medical, Inc. as of December 31, 2002 and 2003, and for each of the years ended December 31, 2001, 2002 and 2003, and for the period from December 3, 1999 (date of inception) to December 31, 2003, have been included herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. We anticipate making these documents publicly available, free of charge, on our website at www.cabgmedical.com as soon as reasonably practicable after filing such documents with the Securities and Exchange Commission.

      You can read the registration statement and our future filings with the Securities and Exchange Commission, over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any document that we file with the Securities and Exchange Commission at its public reference room at 450 Fifth Street, N.W., Washington, DC 20549.

      You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room.

CABG MEDICAL, INC.

(A Development Stage Company)

FINANCIAL STATEMENTS

Years Ended December 31, 2001, 2002 and 2003 and for the Period from

December 3, 1999 (Date of Inception) to December 31, 2003; and
for the Nine Months Ended September 27, 2003 (Unaudited) and October 2, 2004 (Unaudited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

CABG Medical, Inc.
(A Development Stage Company)

      We have audited the accompanying balance sheets of CABG Medical, Inc. (a development stage company) (the Company) as of December 31, 2002 and 2003 and the related statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003 and for the period from December 3, 1999 (date of inception) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CABG Medical, Inc. (a development stage company) at December 31, 2002 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 and for the period from December 3, 1999 (date of inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Minneapolis, Minnesota

June 4, 2004

CABG MEDICAL, INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

	Period from
	December 3, 1999				Nine Months Ended
	(Date of
	Inception) to	Year Ended December 31,
	December 31,				September 27,	October 2,
	2003	2001	2002	2003	2003	2004

					(Unaudited)

	(In thousands, except share and per share amounts)
Revenue	$—	$—	$—	$—	$—	$—
Expenses:
Research and development (note 9)	2,507	659	559	1,153	732	1,640
Marketing, general and administrative	732	118	151	405	237	596

Total	3,239	777	710	1,558	969	2,236
Interest income	120	59	22	16	10	25

Net loss	$(3,119)	$(718)	$(688)	$(1,542)	$(959)	$(2,211)

Basic and diluted net loss per share		$(0.09)	$(0.08)	$(0.17)	$(0.10)	$(0.23)

Weighted average shares outstanding — basic and diluted		8,152,521	8,490,000	8,967,308	9,282,654	9,810,264

See accompanying notes to financial statements.

CABG MEDICAL, INC.

(A Development Stage Company)

BALANCE SHEETS

	December 31,
			October 2,
	2002	2003	2004

			(Unaudited)

	(In thousands, except share
	and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$779	$246	$1,426
Short-term investments	161	1,491	1,476
Other current assets	10	30	36

Total current assets	950	1,767	2,938
Property and equipment, net	57	74	154
Other non-current assets	—	—	412

Total assets	$1,007	$1,841	$3,504

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10	$74	$614
Accrued liabilities	27	84	121

Total current liabilities	37	158	735

Commitments and contingencies (note 3)
Stockholders’ equity:
Undesignated stock (no par value) 6,000,000 shares authorized, none issued and outstanding	—	—	—
Common stock (no par value) 54,000,000 shares authorized, 8,490,000, 9,352,294 and 10,322,975 shares issued and outstanding as of December 31, 2002 and 2003, and October 2, 2004, respectively	2,547	4,802	8,451
Deferred compensation	—	—	(352)
Deficit accumulated during development stage	(1,577)	(3,119)	(5,330)

Total stockholders’ equity	970	1,683	2,769

Total liabilities and stockholders’ equity	$1,007	$1,841	$3,504

See accompanying notes to financial statements.

CABG MEDICAL, INC.

(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS’ EQUITY

Period from December 3, 1999 (Date of Inception) to December 31, 2000,
Years Ended December 31, 2001, 2002 and 2003
and the Nine Months Ended October 2, 2004 (Unaudited)

				Deficit
				Accumulated
	Common Stock			During the
			Deferred	Development
	Shares	Amount	Compensation	Stage	Total

	(In thousands except share amounts)
Balance at December 3, 1999 (date of inception)	—	$—	$—	$—	$—
Common stock issued to founder at incorporation, $0.01 per share, December 3, 1999	6,000,000	50	—	—	50
Common stock issued to non-employees for research and development consulting services, $0.03 per share, May 26, 2000	525,000	17	—	—	17
Common stock issued, $1.67 per share, October 16, 2000 (net of issuance costs of $11,000)	1,425,000	2,364	—	—	2,364
Net loss	—	—	—	(171)	(171)

Balance at December 31, 2000	7,950,000	2,431	—	(171)	2,260
Common stock issued to laboratory facility for research and development services, $1.67 per share, April 1, 2001	60,000	100	—	—	100
Common stock issued for employee stock option exercise, $0.03 per share, August 31, 2001	480,000	16	—	—	16
Net loss	—	—	—	(718)	(718)

Balance at December 31, 2001	8,490,000	2,547	—	(889)	1,658
Net loss	—	—	—	(688)	(688)

Balance at December 31, 2002	8,490,000	2,547	—	(1,577)	970
Common stock issued, $2.65 per share, August 18, 2003 (net of issuance costs of $33,000)	862,294	2,252	—	—	2,252
Non-employee stock options granted for research and development consulting services, $2.65 per share, October 1, 2003	—	3	—	—	3
Net loss	—	—	—	(1,542)	(1,542)

Balance at December 31, 2003	9,352,294	4,802	—	(3,119)	1,683
Common stock issued, $3.25 per share, March 31, 2004 (unaudited)	477,258	1,551	—	—	1,551
Common stock issued for employee stock option exercise, $0.03 per share, March 16, 2004 (unaudited)	16,500	—	—	—	—
Non-employee stock options granted for research and development consulting services, $3.25 per share, March 31, 2004 (unaudited)	—	195	—	—	195
Common stock issued, $3.25 per share, July 21, 2004 (unaudited)	476,923	1,551	—	—	1,551
Deferred compensation (unaudited)	—	352	(352)	—	—
Net loss (unaudited)	—	—	—	(2,211)	(2,211)

Balance at October 2, 2004 (unaudited)	10,322,975	$8,451	$(352)	$(5,330)	$2,769

See accompanying notes to financial statements.

CABG MEDICAL, INC.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	Period from				Nine Months Ended
	December 3, 1999
	(Date of Inception)	Year Ended December 31,
	to December 31,				September 27,	October 2,
	2003	2001	2002	2003	2003	2004

	(In thousands)

					(Unaudited)
Cash flows from operating activities:
Net loss	$(3,119)	$(718)	$(688)	$(1,542)	$(959)	$(2,211)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	39	10	12	15	11	15
Stock-based research and development	120	100	—	3	—	195
Changes in operating assets and liabilities:
Other current assets	(29)	—	(2)	(19)	—	(7)
Accounts payable	74	9	1	64	77	541
Accrued liabilities	84	14	5	59	(23)	38

Net cash used in operating activities	(2,831)	(585)	(672)	(1,420)	(894)	(1,429)

Cash flows from investing activities:
Purchases of property and equipment	(113)	(46)	—	(33)	(28)	(95)
Purchases of short-term investments	(3,341)	—	(1,053)	(2,288)	(2,288)	(1,476)
Proceeds from short-term investments	1,850	—	892	958	459	1,491

Net cash provided by (used in) investing activities	(1,604)	(46)	(161)	(1,363)	(1,857)	(80)

Cash flows from financing activities:
Capital lease payments	—	(2)	(2)	(2)	(1)	—
Proceeds from issuance of common stock	4,665	—	—	2,252	2,251	3,101
Proceeds from exercise of employee stock options	16	16	—	—	—	—
Other non-current assets	—	—	—	—	—	(412)

Net cash provided by (used in) financing activities	4,681	14	(2)	2,250	2,250	2,689

Net increase (decrease) in cash and cash equivalents	246	(617)	(835)	(533)	(501)	1,180
Cash and cash equivalents at beginning of period	—	2,231	1,614	779	779	246

Cash and cash equivalents at end of period	$246	$1,614	$779	$246	$278	$1,426

Supplemental non-cash disclosures:
Deferred compensation	$—	$—	$—	$—	$—	$352

See accompanying notes to financial statements.

CABG MEDICAL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(Information Pertaining to the Nine Months Ended September 27, 2003
and October 2, 2004 is Unaudited)

1.	Organization and Summary of Significant Accounting Policies

Organization and Business

      CABG Medical, Inc. (the “Company” or “CABG Medical”) is a development stage medical technology company seeking to improve the treatment of coronary heart disease, or CHD, by advancing conventional bypass surgery. The Company has designed its first product, the Holly Graft System, by leveraging the Company’s understanding of flow dynamics, material sciences and drug combinations to create an artificial coronary graft system that specializes in the development and commercialization of new technologies to treat diseases of the heart. The Company’s first product is the Holly Graft System, which is being developed for use in cardiac bypass surgery as an alternative to traditional graft harvesting from the patient’s legs and arms.

      The Company was incorporated in Minnesota on December 3, 1999 and operates in a single business segment.

Interim Financial Statements

      The financial statements as of October 2, 2004 and for the nine months ended September 27, 2003 and October 2, 2004 have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position and the results of operations and cash flows for the nine months ended September 27, 2003 and October 2, 2004 have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or eliminated. Our fiscal quarters consist of a thirteen-week period that ends on a Saturday.

Cash and Cash Equivalents

      Cash and cash equivalents consist of cash and money market funds with maturities of three months or less when purchased. The carrying value of these instruments approximates fair value. The Company has not experienced any losses on its cash and cash equivalents.

Short-Term Investments

      Short-term investments are classified as “available-for-sale.” Available for sale investments consist of federal agency notes and mortgage backed securities with a maturity of greater than 90 days but less than three years. For the years ended December 31, 2001, 2002, 2003 and the nine months ended September 27, 2003, and October 2, 2004, the carrying value of these short-term investments approximated market value due to the short-term nature of such investments.

Office Furniture and Equipment

      Office furniture and equipment is stated at cost and depreciated over the estimated useful lives of the assets, ranging from three to seven years, using the straight-line method. Accumulated depreciation was $23,000 and $39,000 as of December 31, 2002 and 2003, respectively.

CABG MEDICAL, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information Pertaining to the Nine Months Ended September 27, 2003
and October 2, 2004 is Unaudited)

Long-Lived Assets

      The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset group. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell.

Research and Development Expenses

      Research and development expenditures, including payments to suppliers, are charged to expense as incurred. The Company expenses amounts paid to obtain patents or acquire licenses as the ultimate recoverability of the amounts paid is uncertain.

Income Taxes

      The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Stock Options

      In December 2002, Statement of Financial Accounting Standards (SFAS) No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123” (“SFAS 148”) was issued. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation from the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). In addition, SFAS 148 amends the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The Company adopted the disclosure requirements of SFAS 148 effective December 31, 2002. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic-value method of accounting prescribed in APB 25 and, accordingly, does not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the fair market value of the stock at the date of grant.

      The Company accounts for options issued to nonemployees under SFAS 123 and EITF Issue 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services” (“EITF 96-18”). All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which it is probable that the performance will occur, which is typically the vesting date.

      Adjusted pro forma information regarding net loss is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method

CABG MEDICAL, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information Pertaining to the Nine Months Ended September 27, 2003
and October 2, 2004 is Unaudited)

of SFAS No. 123. The weighted average fair value per share of options granted during 2001 and 2003 was $1.02 and $1.57, respectively. The fair value of these options was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 5.18% and 3.71% for the years 2001 and 2003; volatility of 55%; dividend yield of 0%; and a weighted average expected life of the options of seven years. Volatility was calculated based on an analysis of the Company’s industry peers.

      For purposes of adjusted pro forma disclosures, the estimated fair value of the options typically is amortized to expense over the vesting period.

				Nine Months Ended
	Year Ended December 31,
				September 27,	October 2,
	2001	2002	2003	2003	2004

				(Unaudited)

	(In thousands, except per share amounts)
Net loss, as reported	$(718)	$(688)	$(1,542)	$(959)	$(2,211)
Add: Stock-based employee compensation expense included in net loss	—	—	—	—	—
Less: Employee stock compensation expense determined under the fair value method for all awards	(22)	(23)	(44)	(22)	(67)

Pro forma net loss	$(740)	$(711)	$(1,586)	$(981)	$(2,278)

Pro forma net loss per share — basic and diluted	$(0.09)	$(0.08)	$(0.18)	$(0.11)	$(0.23)

      The pro forma effect on net loss for the periods presented may not be representative of the pro forma effect on operations in future years.

Net Loss Per Share

      Basic net loss per common share (“Basic EPS”) is computed by dividing net loss by the weighted-average number of common shares outstanding. Diluted net loss per common share (“Diluted EPS”) is computed by dividing net loss by the weighted-average number of common shares and dilutive potential common shares then outstanding. Potential common shares consist of shares issuable upon the exercise of stock options. Diluted EPS is identical to Basic EPS since potential common shares are excluded from the calculation, as their effect is anti-dilutive. Historical outstanding potential common shares not included in diluted net loss per share attributable to common stockholders calculations were 765,000, 735,000 and 1,135,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and 1,135,000 and 1,297,500 for the nine months ended September 27, 2003 and October 2, 2004, respectively.

New Accounting Pronouncements

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” or SFAS 150. This statement establishes how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, including redeemable convertible preferred stock. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the interim period commencing July 1, 2003, except for mandatory redeemable financial instruments of nonpublic companies. The FASB has indefinitely deferred implementation of some provisions of SFAS 150. The adoption of SFAS 150 did not have a material effect on our financial position or results of operations.

CABG MEDICAL, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information Pertaining to the Nine Months Ended September 27, 2003
and October 2, 2004 is Unaudited)

      In November 2002, the FASB issued Financial Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on our financial position or results of operations.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	Development Stage Activities

      The Company has operated as a development stage enterprise since its inception by devoting substantially all of its effort to financial planning, raising capital, research and development, and developing markets for its products. Accordingly, the financial statements of the Company have been prepared in accordance with the accounting and reporting principles prescribed by SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises,” issued by the Financial Accounting Standards Board (FASB).

      The Company has incurred losses of $5.3 million and negative operating cash flow of $4.3 million from inception through October 2, 2004. Although, the Company has been successful in raising funds in the past there is no assurance that any such financing or borrowings can be obtained in the future on terms acceptable to the Company. The accompanying financial statements do not include any adjustments to reflect the possible future effects of the recoverability and classification of assets or the amounts of liabilities and existing commitments that may result from the outcome of this uncertainty. Based on the Company’s current development activities, management believes the Company has sufficient cash to fund operations through April 2005.

3.	Commitments and Contingencies

Leases

      The Company entered into an operating lease agreement for its facility. Terms of certain lease arrangements include renewal options, payment of executory costs such as real estate taxes, insurance, common area maintenance and escalation clauses.

CABG MEDICAL, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information Pertaining to the Nine Months Ended September 27, 2003
and October 2, 2004 is Unaudited)

      Annual future minimum lease obligations under our operating lease agreement as of December 31, 2003 are as follows (in thousands):

2004	$84
2005	93
2006	95
2007	8

Total	$280

      Rent expense was approximately $100,000, $95,000 and $108,000 for the years ended December 31, 2001, 2002 and 2003, respectively and $336,000 for the period from December 3, 1999 (date of inception) to December 31, 2003. Rent expense was $82,000 and $63,000 for the nine months ended September 27, 2003 and October 2, 2004, respectively.

Royalty Payments

      The Company is obligated to pay royalties on commercial sales of certain products that may be developed and sold under various licenses and agreements that have been obtained by the Company. To date, the Company has not incurred any obligations for royalty payments. Upon a change of control of the Company, certain royalty provisions could increase.

Legal Proceedings

      The Company is not currently engaged in litigation.

      The Company is aware of certain patents that could apply to the current design of the Holly Graft System. The Company has approached the holder of the patents and is currently in discussions for a licensing agreement. There can be no assurance that the Company will be able to procure a license to such patents or that a license can be obtained on commercially acceptable terms. No assurance can be provided that any future infringement claims by third parties or claims for indemnification by the Company’s customers or end users of our products resulting from infringement claims will not be asserted, or that assertions of infringement, if proven to be true, will not materially harm our business.

Employment Agreements

      The Company has entered into employment agreements with certain key employees providing for an annual salary, stock options and such benefits in the future as may be approved by the Board of Directors. Certain agreements also contain change of control provisions pursuant to which upon a merger in which more than 50% of our voting stock is acquired by a third party, an acquisition of more than 20% of our voting stock by anyone other than Mr. Villafaña, the sale of substantially all of our assets, a liquidation, or a change in the control of our board, the applicable employees will receive severance payments equal to their monthly salary for 24 to 36 months.

      On April 1, 2003 the Company entered into a consulting agreement with a director. The agreement provides for future annual compensation of $225,000 through April 1, 2008. For the year ended December 31, 2003, the Company paid $150,000 in connection with the consulting agreement. For the six months ended October 2, 2004 the Company paid $162,000 in connection with the consulting agreement.

CABG MEDICAL, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information Pertaining to the Nine Months Ended September 27, 2003
and October 2, 2004 is Unaudited)

Supply Agreements

      In January 2004, the Company entered into a supply agreement that requires the Company to purchase a minimum of approximately $191,000 of materials from 2004 to 2006.

      In May 2004, the Company entered into a supply agreement with a supplier that requires the Company to support development costs of $700,000 during the first twelve months of the agreement. Furthermore, if products result from the supply agreement the Company would be required to pay a royalty on the revenue derived from the sales of the licensed products. The Company can terminate the supply agreement with 90 day notification.

4.	Other Non-Current Assets

      Other non-current assets of $412,000 at October 2, 2004 consist primarily of offering costs that will be offset against the proceeds of such offering.

5.	Property and Equipment

      Property and equipment consists of the following:

	December 31,
			October 2,
	2002	2003	2004

			(Unaudited)

	(In thousands)
Furniture and office equipment	$22	$29	$32
Machinery and production equipment	48	52	141
Computers and technology equipment	11	32	36

	81	113	209
Accumulated depreciation	(24)	(39)	(54)

	$57	$74	$155

      Depreciation expense was $10,000, $12,000 and $15,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and $39,000 for the period from December 3, 1999 (date of inception) to December 31, 2003. Depreciation expense was $11,000 and $15,000 for the nine months ended September 27, 2003 and October 2, 2004, respectively.

CABG MEDICAL, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information Pertaining to the Nine Months Ended September 27, 2003
and October 2, 2004 is Unaudited)

6.	Accrued Liabilities

      Accrued liabilities consist of the following:

	December 31,
			October 2,
	2002	2003	2004

			(Unaudited)

	(In thousands)
Contract preclinical services	$21	$24	$90
Marketing services	—	24	—
Accrued compensation	—	31	31
Other expenses	6	5	—

	$27	$84	$121

7.	Stockholders’ Equity

Stock Split

      On March 15, 2003, the Company approved a 3:1 stock split of the Company’s common stock. All share and per share amounts have been retroactively adjusted to reflect the impact of the March 15, 2003 stock split.

Common Stock Offerings

      During 2000, the Company sold 1,425,000 shares of common stock at a price of $1.67 per share to various investors resulting in net proceeds of $2,364,000 to the Company.

      During 2003, the Company sold 862,294 shares of common stock at a price of $2.65 per share to various investors resulting in net proceeds of $2,252,000 to the Company.

      In March 2004, the Company raised approximately $1,551,000 through the sale of 477,258 shares of common stock to various investors at a purchase price of $3.25 per share.

      In July 2004, the Company sold an additional 476,923 shares of common stock at a price of $3.25 per share to various investors resulting in net proceeds of $1,550,000 (unaudited).

8.	Stock Options

      In December 1999, the Company adopted a stock option plans for employees, directors and consultants (collectively referred to as the Stock Option Plan), under which a total of 6,000,000 shares of common stock were reserved for issuance upon exercise of options granted by the Company. The Stock Option Plan provide for the granting of incentive and nonstatutory options. The exercise price of incentive stock options must equal at least the fair value on the date of grant, and the exercise price of nonstatutory stock options may be no less than the par value per share. The options have terms of up to ten years after the date of grant and become exercisable as determined upon grant, typically over a four year periods from the date of grant.

CABG MEDICAL, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information Pertaining to the Nine Months Ended September 27, 2003
and October 2, 2004 is Unaudited)

      A summary of option activity is as follows:

		Weighted
	Shares Under	Average	Available
	Option	Exercise Price	For Grant

Options outstanding at December 3, 1999 (date of inception)	—	$—	6,000,000
Granted	1,935,000	0.06	(1,935,000)

Options outstanding at December 31, 2000	1,935,000	0.06	4,065,000
Granted	30,000	1.67	(30,000)
Exercised	(480,000)	0.03	—
Cancelled	(720,000)	0.03	720,000

Options outstanding at December 31, 2001	765,000	0.17	4,755,000
Cancelled	(30,000)	0.03	30,000

Options outstanding at December 31, 2002	735,000	0.17	4,785,000
Granted	400,000	2.65	(400,000)

Options outstanding at December 31, 2003	1,135,000	1.05	4,385,000
Granted (unaudited)	257,000	3.51	(257,000)
Exercised (unaudited)	(16,500)	0.03	—
Cancelled (unaudited)	(78,000)	2.65	78,000

Options outstanding at October 2, 2004 (unaudited)	1,297,500	1.45	4,206,000

Exercisable at December 31, 2003	543,750	0.17

Exercisable at October 2, 2004 (unaudited)	841,000	$0.62

      At December 31, 2003, the exercise prices of the Company’s outstanding stock options are as follows:

		Weighted Average
		Remaining
	Per Share	Contractual Life
Shares	Exercise Price	(Years)

675,000	$0.03	6.25
60,000	1.67	6.75
400,000	2.65	9.75

1,135,000	$1.05	7.50

      The weighted average remaining contractual life of options outstanding as of October 2, 2004 is approximately 6.8 years.

      The Company has granted employee stock options that vest with the attainment of performance milestones. Upon a $15,000,000 equity placement, or upon a corporate merger or change of control, or on September 1, 2012, options to purchase 50,000 shares of common stock with an exercise price of $2.65 per share will vest and the Company will record per share compensation expense for the difference between the offering price and the exercise price. On the completion of the first implantation of the Holly Graft System in the United States, the Company will vest options to purchase 100,000 shares of common stock

CABG MEDICAL, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information Pertaining to the Nine Months Ended September 27, 2003
and October 2, 2004 is Unaudited)

with an exercise price of $2.65 per share, which will require recognition of compensation expense for the difference between the fair value of the Company’s common stock on the vesting date and the $2.65 per share exercise price.

9.	Stock-Based Research and Development

      In May 2000, the Company issued 525,000 shares of common stock to non-employees for research and development consulting services. Concurrent with the initial organizational activities of the Company, the shares were recorded at the estimated fair value of $0.03 per share and expensed as research and development.

      In April 2001, the Company issued 60,000 shares of common stock to the University of Minnesota for laboratory research and development services. The shares were recorded at the estimated fair value of $1.67 per share and expensed as research and development. The fair value of the common stock was based on the value of concurrent transactions with independent third parties.

      During the first quarter of 2004, the Company granted 100,000 options to advisory board members to support the Company’s research and development activities. The options vested immediately and the Company recorded an expense of $195,000 in the six months ended July 3, 2004. The fair value of these options was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 3.71%; volatility of 55%; dividend yield of 0%; and a weighted average expected life of the options of seven years. The fair value of the common stock was based on the value of concurrent transactions with independent third parties. The assumptions are more fully described in Note 1 of the financial statements.

10.	Income Taxes

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred income taxes are as follows:

	December 31,
			October 2,
	2002	2003	2004

			(Unaudited)
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$581	$1,173	$2,057
Charitable contribution carryforwards	40	40	40
Research credit carryforwards	30	85	101

Total deferred tax assets	651	1,298	2,198
Valuation allowance	(651)	(1,298)	(2,198)

Net deferred tax assets	$—	$—	$—

      SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance at December 31, 2002, 2003 and October 2, 2004 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized.

CABG MEDICAL, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information Pertaining to the Nine Months Ended September 27, 2003
and October 2, 2004 is Unaudited)

      At December 31, 2003, the Company had federal and state income tax net operating loss carryforwards of approximately $2,934,000. The operating loss carryforwards will expire beginning in 2019. At December 31, 2003, the Company had federal and state research credit carryforwards of approximately $85,000. The research credit carryforwards will expire beginning in 2019. Under the Tax Reform Act of 1986, the utilization of these net operating loss and research credit carryforwards may be limited as a result of significant changes in ownership.

      A reconciliation of the statutory tax rates and the effective tax rates are as follows:

	Period from				Nine Months Ended
	December 3, 1999	Year Ended
	(Date of Inception)	December 31,
	to December 31,				September 27,	October 2,
	2003	2001	2002	2003	2003	2004

					(Unaudited)
Statutory rate	(34)%	(34)%	(34)%	(34)%	(34)%	(34)%
State and local income taxes (net of federal tax benefit)	(6)	(6)	(6)	(6)	(6)	(6)
Change in valuation allowance	40	40	40	40	40	40

	0%	0%	0%	0%	0%	0%

      A summary of the Company’s deferred tax asset valuation allowance is as follows (in thousands):

Balance, December 31, 2001	$408

Additions	243
Deductions	—

Balance, December 31, 2002	651
Additions	647
Deductions	—

Balance, December 31, 2003	$1,298

Prospectus

                     , 2004

Stifel, Nicolaus & Company Incorporated	Feltl and Company

Dealer Prospectus Delivery Obligation

        Until                     , 2004 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following expenses will be paid by the Company in connection with the distribution of the securities registered hereby and do not include the underwriting discount to be paid to the Underwriters. All of such expenses, except for the SEC registration fee, NASD fee and Nasdaq listing fee, are estimated.

SEC Registration Fee	$4,808
NASD Filing Fee	4,295
Nasdaq Listing Application Fee	100,000
Legal Fees	300,000
Accountant’s Fees and Expenses	200,000
Printing Expenses	125,000
Miscellaneous	115,897

$850,000

Item 14.	Indemnification of Directors and Officers

      Section 302A.521, subd. 2, of the Minnesota Statutes requires the Company to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person’s performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the Company, or, in the case of performance by a director, officer or employee of the Company involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Company. In addition, Section 302A.521, subd. 3, requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the stockholders, or by a court.

      Provisions regarding indemnification of officers and directors of the Company are contained in Section 5.1 of the Amended and Restated Bylaws (Exhibit 3.2 to this Registration Statement). The Company maintains a director and officer liability policy.

      Under Section eight of the Underwriting Agreement, filed as Exhibit 1.1 hereto, the Underwriters agree to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

      During the past three years, we have sold the securities listed below to accredited investors pursuant to exemptions from registration under the Securities Act. On March 15, 2003, we approved a 3:1 stock split of our common stock. All share amounts have been retroactively adjusted to reflect the impact of the March 15, 2003 stock split.

1. In March 2001, we granted an option to purchase 30,000 shares of common stock at an exercise price of $1.67 per share to an employee pursuant to our 2000 Long-Term Incentive Plan.

2. In April 2001, we granted 60,000 shares to the University of Minnesota.

3. In August 2001, we issued 480,000 shares of common stock to a former employee at a price of $0.03 per share upon his termination of employment and exercise of an incentive stock option.

4. In August 2003, we issued and sold 862,294 shares of common stock at $2.65 per share in a private placement for an aggregate purchase price of approximately $2,285,000 to a group of 39 accredited investors under subscription agreements.

5. In September 2003, we granted options to purchase an aggregate of 375,000 shares of common stock at an exercise price of $2.65 per share to three employees pursuant to our 2000 Long-Term Incentive Plan.

6. In September 2003, we granted options to purchase 25,000 shares of common stock to a non-employee at $2.65 per share pursuant to our 2000 Long-Term Incentive Plan.

7. On January 12, 2004 we granted an option to purchase 22,000 shares of common stock at an exercise price of $2.65 per share to six employees pursuant to our 2000 Long-Term Incentive Plan.

8. In March 2004, we issued and sold 477,258 shares of common stock at $3.25 per share in a private placement for an aggregate purchase price of approximately $1,551,000 to a group of 16 accredited investors under subscription agreements.

9. In March 2004, we issued 16,500 shares of common stock to an employee at a price of $0.03 per share upon exercise of an incentive stock option.

10. In March 2004, we granted options to purchase an aggregate of 100,000 shares of common stock at an exercise price of $3.25 per share to two non-employees pursuant to our 2000 Long-Term Incentive Plan.

11. In July 2004, we sold an additional 476,923 shares of common stock at a price of $3.25 per share to seven accredited various investors resulting in net proceeds of $1,550,000.

12. In July 2004, we granted options to purchase an aggregate of 85,000 shares of common stock at an exercise price of $3.25 per share to two employees pursuant to our 2000 Long-Term Incentive Plan.

13. In August 2004, we granted options to purchase an aggregate of 50,000 shares of common stock at an exercise price of $5.00 per share to an employee pursuant to our 2000 Long-Term Incentive Plan.

      The sales of securities listed above to employees upon the exercise of stock options were made in reliance upon Rule 701 under the Securities Act. The other sales of securities listed above were made to accredited investors in reliance upon Section 4(2) of the Securities Act, which provide exemptions for transactions not involving a public offering, or Regulation D of the Securities Act. The purchasers of securities described above acquired them for their own account and not with a view to any distribution thereof to the public. The certificates evidencing the securities bear legends stating that the shares are not to be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements. Except as specified above, no underwriting commissions or discounts were paid with respect to the sales of unregistered securities described above.

Item 16.	Exhibits and Financial Statement Schedules

      (a) Exhibits. The following is a list of all of the exhibits filed as part of the registration statement. References to the company mean CABG Medical, Inc.

Exhibit
No.		Description

1.1		Form of Underwriting Agreement (with form of Underwriters’ Warrant attached)
3	.1*	Articles of Incorporation and Articles of Amendment thereto
3	.2*	Amended and Restated Bylaws
4	.1**	Form of specimen certificate representing CABG Medical, Inc.’s common stock
5	.1**	Opinion of Fredrikson & Byron, P.A.
10	.1*	2000 Long-Term Incentive Plan and related forms of agreements
10	.2*	Consulting Agreement with Manuel A. Villafaña
10	.4*	Employment Agreement dated as of August 18, 2003 with John L. Babitt
10	.6*	Letter Agreement dated June 17, 2003 with Manuel A. Villafaña
10	.9*	Letter Agreement dated October 21, 2003 with John L. Babitt
10	.10***	Supply Agreement dated January 1, 2004 with Bard Peripheral Vascular, Inc.
10	.11*	Clinical Coating Agreement dated April 14, 2003 with SurModics, Inc.
10	.12*	Material Transfer Agreement dated March 22, 2004 with Mayne Pharma, Inc.
10	.13***	Technology Transfer Agreement dated June 5, 1996 between ATS Medical, Inc. and Manuel A. Villafaña
10	.14***	Amendment to Technology Transfer Agreement dated June 3, 2004 with ATS Medical, Inc. and Manuel A. Villafaña
10	.15*	Technology Transfer Agreement dated July 15, 2004 with Manuel A. Villafaña
10	.16***	Master License Agreement dated May 14, 2004 with SurModics, Inc.
10	.17*	Amendment to Clinical Coating Agreement dated June 30, 2004 with SurModics, Inc.
10.18		Application for Supply of Materials Terms of Materials Transfer with Novartis Pharma AG dated July 19, 2004
10.19		Amendment to Clinical Coating Agreement dated October 11, 2004 with SurModics, Inc.
23.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm
23	.2**	Consent of Fredrikson & Byron, P.A. (included in Exhibit 5.1)
23	.3**	Consent of Haugen Law Firm PLLP
24	.1*	Power of Attorney (included on the signature page)
99	.1*	Consent of Arch C. Smith
99	.2*	Consent of A. Jay Graf
99	.3*	Consent of Robert E. Munzenrider
99	.4*	Consent of John L. Babitt

*	Previously filed.
**	To be filed by amendment.

***	A Confidential Treatment Request for certain information in this document has been filed with the Securities and Exchange Commission. The information for which treatment has been sought has been deleted from such exhibit and the deleted text replaced by three asterisks (***).

Item 17.	Undertakings

      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      The undersigned registrant further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on October 29, 2004.

CABG MEDICAL, INC.

By	/s/ MANNY VILLAFAÑA

Manny Villafaña
Chairman and Chief Executive Officer

      In accordance with the requirements of the Securities Act of 1933, this Amendment No. 2 to this registration statement was signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ MANNY VILLAFAÑA Manny Villafaña	Chairman and Chief Executive Officer (Principal Executive Officer)	October 29, 2004

/s/ JOHN L. BABITT John L. Babitt	President, Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)	October 29, 2004

EXHIBIT INDEX

Exhibit
No.		Description

1.1		Form of Underwriting Agreement (with form of Underwriters’ Warrant attached)
3	.1*	Articles of Incorporation and Articles of Amendment thereto
3	.2*	Amended and Restated Bylaws
4	.1**	Form of specimen certificate representing CABG Medical, Inc.’s common stock
5	.1**	Opinion of Fredrikson & Byron, P.A.
10	.1*	2000 Long-Term Incentive Plan and related forms of agreements
10	.2*	Consulting Agreement with Manuel A. Villafaña
10	.4*	Employment Agreement dated as of August 18, 2003 with John L. Babitt
10	.6*	Letter Agreement dated June 17, 2003 with Manuel A. Villafaña
10	.9*	Letter Agreement dated October 21, 2003 with John L. Babitt
10	.10***	Supply Agreement dated January 1, 2004 with Bard Peripheral Vascular, Inc.
10	.11*	Clinical Coating Agreement dated April 14, 2003 with SurModics, Inc.
10	.12*	Material Transfer Agreement dated March 22, 2004 with Mayne Pharma, Inc.
10	.13***	Technology Transfer Agreement dated June 5, 1996 between ATS Medical, Inc. and Manuel A. Villafaña
10	.14***	Amendment to Technology Transfer Agreement dated June 3, 2004 with ATS Medical, Inc. and Manuel A. Villafaña
10	.15*	Technology Transfer Agreement dated July 15, 2004 with Manuel A. Villafaña
10	.16***	Master License Agreement dated May 14, 2004 with SurModics, Inc.
10	.17*	Amendment to Clinical Coating Agreement dated June 30, 2004 with SurModics, Inc.
10.18		Application for Supply of Materials Terms of Materials Transfer with Novartis Pharma AG dated July 19, 2004
10.19		Amendment to Clinical Coating Agreement dated October 11, 2004 with SurModics, Inc.
23.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm
23	.2**	Consent of Fredrikson & Byron, P.A. (included in Exhibit 5.1)
23	.3**	Consent of Haugen Law Firm PLLP
24	.1*	Power of Attorney (included on the signature page)
99	.1*	Consent of Arch C. Smith
99	.2*	Consent of A. Jay Graf
99	.3*	Consent of Robert E. Munzenrider
99	.4*	Consent of John L. Babitt

*	Previously filed.
**	To be filed by amendment.

***	A Confidential Treatment Request for certain information in this document has been filed with the Securities and Exchange Commission. The information for which treatment has been sought has been deleted from such exhibit and the deleted text replaced by three asterisks (***).